As filed with the Securities and Exchange Commission on May 30, 2019
File No. 001-38858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
XPEL, INC.
(Name of registrant as specified in its charter)

Nevada	20-1117381
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

618 W. Sunset Road San Antonio, Texas	78216
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code: (210) 678-3700
With copies to:
Steven R. Jacobs
Jackson Walker L.L.P.
112 East Pecan Street, Suite 2400
San Antonio, TX 78205
(210) 978-7727
Securities to be registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
Common Stock, par value $.001 per share	The NASDAQ Stock Market LLC
Securities to be registered pursuant to Section 12(g) of the Act: None
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements made in this registration statement include forward-looking statements, which reflect our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this registration statement and are subject to a number of risks, uncertainties and assumptions described under the sections entitled “Business,” “Risk Factors” and “Financial Information” and elsewhere in this registration statement.
Forward-looking statements include, but are not limited to, statements with respect to the nature of our strategy and capabilities, the vertical and regional expansion of our market and business opportunities, and the expansion of our product offering in the future. Statements that include words like “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “estimate,” “could,” “potentially” or similar expressions are forward-looking statements and reflect future predictions that may not be correct, even though we believe they are reasonable. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or are beyond our control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made.
The forward-looking statements reflect our current expectations and are based on information currently available to us and on assumptions we believe to be reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause our actual results, activities, performance or achievements to be materially different from that expressed or implied by such forward-looking statements.
Factors to consider when evaluating these forward-looking statements include, but are not limited to:

•	the highly competitive nature of our industry;

•	our current reliance on a limited number of suppliers;

•	our ability to successfully introduce new products and services;

•	our ability to achieve benefits from our business initiatives, including identifying and completing suitable acquisitions and investments;

•	fluctuating revenue and operating results;

•	our reliance on a single distributor in China;

•	political, regulatory, economic, and other risks arising from the multi-national nature of our business, including our extensive business in China;

•	volatility in currency exchange rates;

•	the potential exit of current key personnel or possibility of failure to attract future qualified personnel;

•	significant demands related to our rapid growth;

•	risks related to possible future indebtedness or the availability of future financing;

•	risks related to internal control over financial reporting;

•	our lack of experience, and the requirements related to operating, as a U.S. publicly traded company;

•	our status as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012;

•	risks related to our intellectual property;

•	general global and economic business conditions that may affect demand for our products; and

•	considerations related to listing our common stock (“Common Stock”) listed on The NASDAQ Stock Market.

Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. The forward-looking information contained herein is made as of the date of this registration statement and, other than as required by law, we do not assume any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.
You should also read the matters described in “Risk Factors” and the other cautionary statements made in this registration statement as being applicable to all related forward-looking statements wherever they appear in this registration statement. The forward-looking statements in this registration statement may not prove to be accurate and therefore you are encouraged not to place undue reliance on forward-looking statements. You should read this registration statement completely.
This registration statement also includes estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.
Explanatory Note
XPEL, Inc. is filing this General Form for Registration of Securities on Form 10 to register our common stock, par value $0.001 per share, or Common Stock, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, because we are seeking to list our common shares on The NASDAQ Stock Market (“NASDAQ”).  We have applied to list our Common Stock on NASDAQ under the symbol “XPEL.”  We refer to the initial listing of our Common Stock on NASDAQ throughout this registration statement as the “listing.”
Persons interested in obtaining information on the Company may read and copy any materials that we file with the Securities and Exchange Commission (“SEC”) at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.
Once this registration statement becomes effective, we will become subject to the information and periodic reporting requirements of the Exchange Act, and will file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. These periodic reports and other information will be available on the SEC’s website referred to above.
Unless the context indicates otherwise, all references in this registration statement to “XPEL”, the “Company,” “we,” “us,” and “our” refer to XPEL, Inc. (TSXV: DAP.U) and all of its wholly-owned and majority-owned subsidiaries.

Implications of being an emerging growth company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•
we are exempt from the requirement to obtain an attestation and report from our auditors on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or approval of golden parachute arrangements.
We may take advantage of these provisions for up to the last day of our fiscal year following the fifth anniversary of our completion of an initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1.07 billion in non-convertible debt during the preceding three-year period.
We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of reduced reporting requirements in this registration statement. Accordingly, the information contained herein may be different from the information prospective investors receive from our competitors that are public companies, or other public companies in which prospective investors have made an investment.
Registered trademarks and trademark applications
Our trademarks are the subject of trademark registrations in the United States and other various countries. Other brands, names and trademarks contained in this registration statement are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names are referred to in this registration statement without the SM, TM and ® symbols, but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to these trademarks, service marks and trade names.
XPEL®, XPEL & DESIGN®, XPEL ULTIMATE®, PELTI®, PROTEX® and TRACWRAP® are registered trademarks of the Company.
XPEL™, XPEL FUSION™, XPEL ULTIMATE PLUS™, XPEL STEALTH™, XPEL RX™, XPEL ARMOR™, XPEL PRIME XR™, XPEL PRIME XR PLUS™, XPEL PRIME CS™, PRIME X-SERIES™, PRIME AP™, PRIME GL™, PRIME SD™, PROTEX (STYLIZED)™, ASP™, LUX™, LUX PLUS™, LUX-M™, ZEUS™, F8000 Film™, F9300 Film™ and MPD™ are trademarks of the Company.
Other trademarks and trade names in this registration statement are the property of their respective owners.

Market and industry data and forecasts
Certain market and industry data and forecasts included in this registration statement were obtained from independent market research, industry publications and surveys, governmental agencies and publicly available information. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein. Similarly, independent market research and industry forecasts, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. While we are not aware of any misstatements regarding the market or industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Item 1A. Risk Factors”.

Item 1 – Business
Company Overview
Founded in 1997, XPEL has grown from an automotive product design software company to a global provider of after-market automotive products, including automotive surface and paint protection, headlight protection, and automotive window films, as well as a provider of complementary proprietary software. In 2018, we expanded our product offerings to include window film (both commercial and residential) and security film protection for commercial and residential uses. Today, we have approximately 180 employees and serve over 2,000 direct customers and several thousand indirect customers around the world.
XPEL began as a software company designing vehicle patterns used to produce cut-to-fit protective film for the painted surfaces of automobiles. In 2007, we began selling automotive surface and paint protection film products to complement our software business. In 2011, we introduced our ULTIMATE protective film product line which, at the time, was the industry’s first protective film with self-healing properties. The ULTIMATE technology allows the protective film to better absorb the impacts from rock impingement or other road debris, thereby fully protecting the painted surface of a vehicle. The film is described as “self-healing” due to its ability to return to its original state after debris infringement.
The launch of the ULTIMATE product catapulted XPEL into several years of strong revenue growth. In 2014, we began our international expansion by establishing an office in the United Kingdom. In 2015, we acquired Parasol Canada, a distributor of our products in Canada. In 2017, we established our European headquarters in The Netherlands, and expanded our product offerings to include an automotive protective window film branded as PRIME. We continued our international expansion in 2017 with the acquisition of Protex Canada Corp., or Protex Canada, a leading franchisor of automotive protective film franchises serving Canada, as well as opened our XPEL Mexico office. In 2018, we launched our first product offering outside of the automotive industry, a window and security film protection for commercial and residential uses. Also in 2018, we launched the next generation of our highly successful ULTIMATE line, ULTIMATE PLUS and acquired Apogee Corporation which effectively launched XPEL Asia based in Taiwan.
Products and Services
Surface and Paint Protection Film Rolls: Our primary products are paint and surface protection films. Most of the products sold are destined for automotive application which principally protect painted surfaces from rock chips, damage from bug acids and other road debris. Some of the products sold are used for non-automotive applications, such as industrial protection, screen protection or architectural protection. We sell a variety of product lines each with their own unique characteristics, warranty and intended use, including:
XPEL ULTIMATE PLUS: ULTIMATE PLUS is the flagship clear, thermoplastic polyurethane, or TPU, based product which is a self-healing, stain-resistant film with unmatched clarity and durability. ULTIMATE PLUS carries a 10-year warranty in most markets and is by far our top seller.
XPEL STEALTH: STEALTH is a satin-finished paint protection film, made with the same construction as ULTIMATE PLUS. STEALTH is designed to protect surfaces that already have a matte finish or to give otherwise glossy surfaces a matte finish.
TRACWRAP: TRACWRAP is a temporary TPU-based paint protection film, for both do it yourself, or DIY, and professional applications, that is designed to be used for a short period of time, including during road trips, vehicle transport or vehicles pending a full installation of our other products like XPEL ULTIMATE PLUS.
LUX PLUS: LUX PLUS is our flagship clear, TPU-based paint protection film for the Chinese market. Designed and formulated specifically for the demands of China, with excellent self-healing and stain-resistance, it is offered for sale exclusively in that market.

XPEL RX: RX Protection Film provides protection for a variety of surfaces including screens and other electronics and contains silver ions which inhibit the growth of microbes on the film’s surface. This product was launched pursuant to our acquisition of E-Shields LLC in 2018.
XPEL ARMOR: ARMOR is a thick PVC-based protection film that looks and performs like a spray-on bedliner. It is designed to resist abrasions and punctures from the most aggressive terrain.
OTHER FILMS: We sell a variety of other specialty films in smaller quantities for select customers or in certain markets, including: LUX-M, ZEUS, PROTEX, MPD and ASP in the Chinese Market, F8000 Film in Mexico and F9300 Film in Canada and Europe.
Most of our Surface and Paint Protection Films are applied wet and can be installed in bulk or pre-cut using our Design Access Program, or DAP, software. While we sell some pre-cut and Do-It-Yourself products made from these rolls direct to consumer, the vast majority of the products are professionally installed.
Surface and Paint Protection film sales represented 74.6% of our consolidated revenues for the three months ended March 31, 2019 and 77.8% of our consolidated revenues for the year ended December 31, 2018 .
Automotive Window Film Rolls: We sell several lines of automotive window films, primarily under the XPEL PRIME brand name, which exhibit a range of performance characteristics and appearances, including:
XPEL PRIME XR PLUS: PRIME XR PLUS offers 98% infrared heat rejection thanks to multi-layer nano-particule technology. This is our most expensive flagship product with the best specs and characteristics. It is available in a variety of visible light transmission, or VLT, levels.
XPEL RRIME XR: PRIME XR utilizes a nano-ceramic construction, blocking 88% of infrared heat and will not interfere with radio, cellular or Bluetooth signals like a metallized film.
XPEL PRIME CS: PRIME CS blocks solar heat radiation to keep vehicles at comfortable temperatures and blocks 99% of harmful UV rays. Available in both a black and neutral charcoal color, PRIME CS will remain the same over the years and never fades or turns purple.
OTHER FILMS: We also sell a variety of other automotive window films both under the PRIME brand and on a private-label basis, including: PRIME X-SERIES and PRIME AP in China, PRIME HP, PRIME GL, PRIME SD and more. Generally, these products are lower cost and are sold only in certain markets.
Automotive window film sales represented 7.4% of our consolidated revenues for the three months ended March 31, 2019 and 6.7% of our consolidated revenues for the year ended December 31, 2018.
Architectural Window Film Rolls: In 2018, we began offering an architectural glass solution for commercial and residential buildings under the VISION brand name, representing our first product set with a fully non-automotive use. Architectural window films come in several broad categories, including:
SOLAR: Solar films are designed to provide solar energy rejection. We offer a variety of films with varying colors, VLTs and price points.
SAFETY & SECURITY: Safety and Security films are clear, thick polyethylene terephithalate, or PET, films to secure glass in the event of a breakage. We offer a variety of thicknesses and offer films with varying adhesive characteristics for different types of installations.
OTHER: In addition to the main categories of SOLAR and SAFETY & SECURITY films, we also offer anti-graffiti, exterior applied and decorative films.

Design Access Program: A key component of our product offering is our Design Access Program software. DAP is a proprietary software and database consisting of over 80,000 vehicle applications used by the Company and its customers to cut automotive protection film into vehicle panel shapes for both paint protection film and window film products.
We commit significant resources to keep the pattern database updated with a goal toward having a pattern for every panel of every vehicle. When new vehicle models are introduced to the market, we strive to create the pattern as soon as possible. Our patterns and software increase installer efficiency and reduce waste.
Our DAP customers pay a monthly access fee to access our proprietary data base. Monthly DAP subscriptions represented 3.0% of our consolidated revenues for the three months ended March 31, 2019 and 2.3% of our consolidated revenues for the year ended December 31, 2018.
Installation Services : We offer installation services of our various products directly to retail and wholesale customers through our nine company-owned installation facilities in their respective markets. Our installation services are primarily automotive film installation but have grown to include architectural film installation in certain markets. Installation services represented 6.3% of our total consolidated revenues for the three months ended March 31, 2019 revenue and 5.6% of our total consolidated revenues for the year ended December 31, 2018.
Miscellaneous Products, Tools and Pre-Cut: We sell a variety of other miscellaneous product sets which include:
PRE-CUT FILM PRODUCTS: While most of our surface protection films, automotive window films and architectural window films are sold as rolls, we also offer to pre-cut them into vehicle specific shapes (if applicable) or cut them into smaller pieces or shapes to aide in the installation or to increase affordability or efficiency for our customers who cannot justify purchasing an entire roll of a given product.
XPEL FUSION PLUS CERAMIC COATING: XPEL FUSION PLUS is a hydrophobic, self-cleaning coating that can be applied to paint and paint protection film and provides additional protection to a vehicle’s painted surface to enhance its gloss and protect it from minor scratches.
TOOLS AND ACCESSORIES: We sell a variety of tools and accessories which are used in the installation of our products, including squeegees and microfiber towels, application fluids, plotter cutters, knives and more. Generally, these are offered as a service to our customers to provide one-stop shopping.
MERCHANDISE AND APPAREL: We sell a variety of XPEL-branded merchandise and apparel which helps represent and build our brand.
Strategic Overview
XPEL is currently pursuing several key strategic initiatives to drive continued growth. Our global expansion strategy focuses on the need to establish a local presence where possible, allowing us to better control the delivery of our products and services. In furtherance of this approach, we established our European headquarters in early 2017 to capture market share in what we believed to be an under-penetrated region. We are continuing to add locally based regional sales personnel, leveraging local knowledge and relationships to expand the markets in which we operate.
We seek to increase global brand awareness in strategically important areas, including seeking high visibility at premium events such as major car shows and high value placement in advertising media consumed by car enthusiasts, to help further expand the Company’s premium brand.

XPEL also continues to expand its delivery channels by acquiring select installation facilities in key markets and acquiring international partners to enhance its global reach. As we expand globally, we strive to tailor our distribution model to adapt to target markets. We believe this flexibility allows us to penetrate and grow market share more efficiently. Our acquisition strategy centers around our belief that the closer the Company is to its end customers, the greater its ability to drive increased product sales.
We also continue to drive expansion of our non-automotive product portfolio. The Company launched its new commercial/residential window film product line in 2018, giving us access to a large new market and representing the first non-automotive product line in XPEL’s history. While there is some overlap with our existing customers, we believe that this new product line exposes the Company to several new addressable markets.
Sales and Distribution
We sell and distribute our products through independent installers, new car dealerships, third party distributors, Company-owned installation centers, Protex Canada’s franchisees and on-line.
Independent Installers/New Car Dealerships
We primarily operate by selling a complete turn-key solution directly to independent installers and new car dealerships, which includes XPEL protection films, installation training, access to our proprietary DAP software, marketing support and lead generation. Approximately 61% of the Company’s consolidated revenues for the three months ended March 31, 2019 were through this channel. For the year ended December 31, 2018, approximately 52% of the Company’s total annual consolidated revenues were through this channel.
While we are principally a product company, we also offer a suite of services to complement our products for our customers, including access to our proprietary DAP software. We believe that this software greatly enhances installation efficiency and reduces film waste – a highly valuable feature to our customers, as their highest cost tends to be labor. We also provide marketing and lead generation for our customers by featuring them in our dealer locator on our website. To be considered an “authorized dealer” (and thereby have end customers referred to them), independent installers must complete our four-day, hands-on training class and meet other requirements. Trainees are certified upon completion. Additionally, XPEL works closely with independent installers and new car dealerships to support local events in their area.
XPEL also offers 24/7 customer service for independent installers and new car dealerships where we provide installation, software and training support via our website and telephone technical support services.
Finally, our customers in the independent installer/new car dealership channel tend to be smaller in nature, and consequently frequently experience “just-in-time” inventory needs. The Company maintains inventory in several locations globally to meet these needs.
Distributors
In various parts of the world, XPEL operates primarily through third party distributors, who operate under written agreements with the Company to develop a market or a region under our supervision and direction. These distributors may sell to other distributors or customers who ultimately install the product on an end customer’s vehicle. Due to the nature of this channel, product margins are generally less than other channels. Approximately 32% of the Company’s consolidated revenues for the three months ended March 31, 2019 were through this channel. For the year ended December 31, 2018, approximately 42% of the Company’s annual consolidated revenues were through this channel.
We operate through a sole distributor, Shanghai Xing Ting Trading Co., Ltd., which we refer to as the China Distributor, in China under a distribution agreement. Approximately 18.3% and 29.2% of our consolidated revenues for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively, were derived from sales to the China Distributor.
Through our distribution agreement with the China Distributor entered into on May 31, 2018, the China Distributor has rights to promote, market, distribute, sell and install our products in China. Additionally, we have granted the non-exclusive right to the China Distributor to use our software in connection with customers’ purchases of our products. The China Distributor places orders with us on a prepaid basis at a price set by us, which we may change with 30 days’ notice. Certain of our products have minimum purchase requirements that increase annually.
We have also granted the China Distributor a non-exclusive license to use our brands to promote sales of our products to end-users. The distribution agreement applies to separate product categories, distinguished by their exclusive or non-exclusive relationship with the China Distributor, each for a term of five years, each of which will automatically renew for up to three additional five year periods unless otherwise terminated by either party with 60 days’ notice.
We consider our relations with the China Distributor to be good, but the loss of our relationship could result in the delay of the distribution and a decrease in marketing of our products in China. For more information, see Part I, Item 1A—Risk Factors—We rely on one distributor of our products and services in China. The loss of this relationship, or a material disruption in sales by this distributor, could severely harm our business.
Company-Owned Installation Centers
XPEL operates nine company-owned installation centers: six in the United States, two in Canada and one in the United Kingdom. These locations serve wholesale and retail customers in their respective markets. This channel represented approximately 6% of the Company’s consolidated revenues for the three months ended March 31, 2019 and approximately 6 % of the Company’s consolidated revenues for the year ended December 31, 2018.
Some of our Company-owned installation centers are located in geographic areas where we also serve customers in our independent installer/dealership channel, which may be perceived to generate channel conflict. However, we believe these channels have a synergistic relationship with our Company-owned centers supporting independent installers and dealerships by supplementing inventory needs, assisting with overflow work and providing additional customer service and employee training. We believe this channel strategy benefits our goal of generating the most product revenue possible.
Franchisee Channel
XPEL’s acquisition of Protex Canada in 2017 added its franchisee network to our distribution portfolio. These franchises are authorized to sell automotive paint film and window film. A franchisee must pay a franchise fee to be assigned an exclusive area in which to offer sale and installation of protective films. As the franchisor, Protex Canada provides brand, training and other support to franchisees. Franchisees pay a royalty to Protex Canada based on percent of revenues. Franchisees, as part of their franchise agreement, are required to purchase paint protection and window films from XPEL. The revenue from this channel which consists of franchise fee and royalty revenue represented less than 1% of the Company’s consolidated revenues for the three months ended March 31, 2019 and less than 1% of the Company’s consolidated revenue for the year ended December 31, 2018.
Online and Catalog Sales
XPEL offers certain products such as paint protection kits, car wash products, after-care products and installation tools via its website. Revenues from this channel are negligible but we believe that by offering these products on our website, we increase brand awareness. The revenue from this channel represented less than 1% of the Company’s consolidated revenues for the three months ended March 31, 2019 and less than 1% of the Company’s consolidated revenues for the year ended December 31, 2018.
Competition
The Company principally competes with other manufacturers and distributors of automotive protective film products. While the Company considers itself a product company competing with other product companies, the Company believes its suite of services which accompany the Company’s product offerings including its software, marketing and lead generation to its customers and customer service provide for substantial differentiation from its competitors. Within the market for surface and paint protection film, our principal competitors include Eastman Chemical Company (under the LLumar and Suntek brands) and several other smaller companies. For more information, see Part I, Item 1A—Risk Factors—The after-market automotive product supply business is highly competitive. Competition presents an ongoing threat to the success of our Company.
Suppliers
The Company’s paint and surface protection, automotive window films and architectural window films are sourced from five suppliers. Approximately 88% of the Company’s inventory purchases in the three months ended March 31, 2019 were sourced from one of these suppliers, entrotech, which we refer to as the primary supplier. For the year ended December 31, 2018, approximately 87% of our annual inventory purchases were sourced from the primary suppier.
Through our Amended and Restated Supply Agreement that we entered into with our primary supplier in March 2017, we have exclusive rights to commercialize, market, distribute and sell its automotive aftermarket products through March 21, 2020, at which time the term automatically renews for successive two year periods thereafter unless terminated at the option of either party with two months’ notice. During such term, we have agreed to use commercially reasonable efforts to purchase a minimum of $5,000,000 of products quarterly from this primary supplier, with a yearly minimum purchasing requirement of $20,000,000. Under the terms of the Supply Agreement, the primary supplier has retained all of the rights to its technology and products relating to protective films subject to the Company’s exclusive right to commercialize, market, distribute and sell products manufactured by the primary supplier to the automotive aftermarket including to new car dealerships.
The primary supplier manufactures our products according to mutually agreed-upon specifications, quality assurance programs and other standards that are mutually established. We consider our relations with the primary supplier to be good, but the loss of our relationship with the primary supplier could result in the delay of the manufacture and delivery of some of our automotive film products. For more information, see Part I, Item 1A—Risk Factors—A material disruption from our primary supplier could cause us to be unable to meet customer demands or increase our costs.
Film Conversion Process
The Company receives its surface and paint protection, automotive window film and architectural window film in a variety of roll forms, including short and master roll format.  For some of the Company’s products, the Company engages in a variety of converting activities in its facilities in San Antonio, Texas and in other locations.  Depending on the product and the format in which it was received, conversion activities may include: inspection, slitting, rewinding or boxing.  Additionally, for some of the Company’s products, including pre-cut film products, the Company performs further conversion which includes cutting film into specific shapes using computer aided cutting equipment.

Government Regulation and Legislation
The manufacturing, packaging, storage, distribution, advertising and labeling of our products and our business operations all must comply with extensive federal, state and foreign laws and regulations and consumer protection laws. Governmental regulations also affect taxes and levies, capital markets, healthcare costs, energy usage, international trade, immigration and other labor issues, all of which may have a direct or indirect negative effect on our business and our customers’ and suppliers’ businesses. We are also required to comply with certain federal, state and local laws and regulations and industry self-regulatory codes concerning privacy and date security. These laws and regulations require us to provide customers with our policies on sharing information with third parties, and advance notice of any changes to these policies. Related laws may govern the manner in which we store or transfer sensitive information, or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. International jurisdictions impose different, and sometimes more stringent, consumer and privacy protections.
Our products are subject to export controls, including the U.S. Department of Commerce’s Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Asset Controls, and similar laws that apply in other jurisdictions in which we distribute or sell our products. Export control and economic sanctions laws include prohibitions on the sale or supply of certain products and services to certain embargoed or sanctioned countries, regions, governments, persons and entities. In addition, various countries regulate the import of certain products, through import permitting and licensing requirements, as well as customs, duties and similar charges, and have enacted laws that could limit our ability to distribute our products. The exportation, reexportation, and importation of our products, including by our partners, must comply with these laws or else we may be adversely affected, through reputational harm, government investigations, penalties, and a denial or curtailment of our ability to export our products. Complying with export control and sanctions laws for a particular sale may be time consuming and may result in the delay or loss of sales opportunities. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export, sanctions or import laws, may delay the introduction and sale of our product in international markets, or, in some cases, prevent the export or import of our products to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and operating results.
We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our exposure for violating these laws would increase to the extent our international presence expands and as we increase sales and operations in foreign jurisdictions.
Environmental Matters
We are subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations governing, among other things, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the environment; and the health and safety of our employees. We have incurred and expect to continue to incur costs to maintain or achieve compliance with environmental, health and safety laws and regulations. To date, these costs have not been material to the Company.
Intellectual Property
We regard some of the features of our DAP software, our brands and marketing message, and our documentation as proprietary and rely on copyright, patent, and trademark and service mark laws and trade secret protection, such as confidentiality procedures, contractual arrangements, non-disclosure agreements and other measures to protect our proprietary information. Our intellectual property is an important and valuable asset that enables us to gain recognition for our products, services, and DAP software and enhance our competitive position and market value.
We have obtained United States copyright registrations for our DAP software applications and also have two patents in the United States related to our DAP software.
Available Information
XPEL is a Nevada corporation formed in 2003. Our street address is 618 W. Sunset Road, San Antonio, Texas 78216 and our phone number is (210) 678-3700. The address of our website is www.xpel.com. The inclusion of the Company’s website address in this registration statement does not include or incorporate by reference the information on or accessible through the Company’s website, and the information contained on or accessible through the website should not be considered as part of this registration statement.
The Company will make its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports (and amendments to those reports) filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 available on the Company’s website as soon as reasonably practicable after the Company electronically files or furnishes such materials with the Securities and Exchange Commission (“SEC”). Interested persons can view such materials without charge under the “Investor Relations” section and then by clicking “Corporate Filings / Financial Results” on the Company’s web site.
XPEL, Inc. is an “emerging growth” and a “smaller reporting company filer” within the meaning of Rule 12b-2 under the Securities Exchange Act.
Item 1A – Risk Factors
Any investment in our Common Stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this registration statement before deciding whether to purchase our Common Stock. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. This registration statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this registration statement. See “Cautionary Notice Regarding Forward-Looking Statements.”
Risks Related to Our Business and Industry
The after-market automotive product supply business is highly competitive. Competition presents an ongoing threat to the success of our Company.
We face significant competition from a number of companies, many of whom have greater financial, marketing and technical resources than us, as well as regional and local companies and lower-cost manufacturers of automotive and other products. Such competition may result in pressure on our profit margins and limit our ability to maintain or increase the market share of our products.
Additionally, as we introduce new products and as our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition. Our principal competitors have significantly greater resources than us. This may allow our competitors to respond more effectively than we can to new or emerging technologies and changes in market requirements. Our competitors may also develop products, features, or services that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against us.

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

•	the usefulness, ease of use, performance, and reliability of our products compared to our competitors;

•	the timing and market acceptance of products, including developments and enhancements to our products or our competitors’ products;

•	customer service and support efforts;

•	marketing and selling efforts;

•	our financial condition and results of operations;

•	acquisitions or consolidation within our industry, which may result in more formidable competitors;

•	our ability to attract, retain, and motivate talented employees;

•	our ability to cost-effectively manage and grow our operations;

•	our ability to meet the demands of local markets in high-growth emerging markets, including some in which we have limited experience; and

•	our reputation and brand strength relative to that of our competitors.
If we are unable to differentiate or successfully adapt our products, services and solutions from competitors, or if we decide to cut prices or to incur additional costs to remain competitive, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.
A material disruption from the primary supplier could cause us to be unable to meet customer demands or increase our costs.
Pursuant to an Amended and Restated Supply Agreement dated as of March 21, 2017, between us and our primary supplier, which we refer to as the Supply Agreement, we have engaged the primary supplier to act as the primary source of our automotive paint protection film products. For the three months ended March 31, 2019, approximately 88% of our inventory purchases were purchased from the primary supplier. During the year ended December 31, 2018, approximately 87% of our annual inventory purchases were purchased from the primary supplier.
Any failure by the primary supplier to perform its obligations under the Supply Agreement, including a failure to provide sufficient supply of our products to satisfy customer demand, could have a material adverse effect on our revenue, operating results and operating cash flows.
Additionally, if our relationship with the primary supplier were to terminate or if operations at its manufacturing facility were to be disrupted as a result of significant equipment failures, natural disasters, earthquakes, power outages, fires, explosions, terrorism, adverse weather conditions, labor disputes or other reasons, we may be unable to fill customer orders or otherwise meet customer demand for our products, and such disruption could increase our costs and reduce our sales, any of which could have a material adverse effect our business, financial condition, results of operations and cash flows.
We rely on one distributor of our products and services in China. The loss of this relationship, or a material disruption in sales by this distributor, could severely harm our business.
The Company distributes all of its products in China through one distributor, with sales to such distributor representing 18.3% of our consolidated revenues for the three months ended March 31, 2019 and 29.2% of our consolidated revenues for the year December 31, 2018. The China Distributor places orders with us on a prepaid basis at a price set by us, which we may change with 30 days’ notice. The China Distributor then generates orders, sells and distributes our products to its end customers in China.

Any failure by the China Distributor to perform its obligations, including a failure to procure sufficient orders of our products to satisfy customer demand or a failure to adequately market our products, could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Because of our dependence on the China Distributor, any loss of our relationship or any adverse change in the financial health of such distributor that would affect its ability to distribute our products may have a material adverse effect on our business, financial condition, results of operations and cash flows.
A significant percentage of our revenue is generated from our business in China, a market that is associated with certain risks.
Our business in China is operated through a single distributor. For the three months ended March 31, 2019, approximately 18.3% of our consolidated revenues were generated in China. During the year ended December 31, 2018, approximately 29.2% of our annual consolidated revenues were generated in China, more than any other country in which we operate, and we expect such portion will increase with the expansion of our business in China. However, there are risks generally associated with doing business in China, including:
Significant political and economic uncertainties
Historically, the Chinese government has exerted substantial influence over the business activities of private companies. Under its current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the Chinese government will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice. Furthermore, the Chinese government continues to exercise significant control over the Chinese economy through regulation and state ownership. Changes in China’s laws, regulations or policies, including those affecting taxation, currency, imports, or the nationalization of private enterprises could have a material adverse effect on our business, results of operations and financial condition. Furthermore, government actions in the future could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.
Possible trade dispute
A growing trade dispute between the United States and China could increase the sales price of our products or decrease our profits, if any, in China. The current U.S. and China administrations have recently imposed tariffs on imports from the other country, and the current U.S. administration has indicated that it may impose additional tariffs on imported Chinese goods. These tariffs may escalate to a trade conflict between China and the United States, which may affect our business in China. If such a dispute were to escalate or if tariffs were imposed on any of our products, we could be forced to increase the sales price of our products, reduce margins, or otherwise suffer from trade restrictions levied by the Chinese government that may have a material adverse effect on our business.
Limited recourse in China
While the Chinese government has enacted a legal regime surrounding corporate governance and trade, its experience in implementing such laws and regulations is limited. It is unclear how successful any attempt to enforce commercial claims or resolve commercial disputes will be. The resolution of any such dispute may be subject to the exercise of considerable discretion by the Chinese government and its agencies and forces unrelated to the legal merits of a particular matter or dispute may influence their determination.
Additionally, any rights we may have to specific performance, or to seek an injunction under China law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.
Uncertain interpretation of law
There are substantial uncertainties regarding the interpretation and application of the laws and regulations in the greater China area, including, but not limited to, the laws and regulations governing our business. China’s laws and regulations are frequently subject to change due to rapid economic and social development and many of them were newly enacted within the last 10 years. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.
The Chinese government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business permits and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to our Company by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new Chinese laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found to be in violation of any current or future Chinese laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.
General global economic and business conditions affect demand for our products.
We compete in various geographic regions and markets around the world. We expect to experience fluctuations in revenues and results of operations due to economic and business cycles. Important factors for our business and the businesses of our customers include the overall strength of the economy and our customers’ confidence in the economy, unemployment rates, availability of consumer financing and interest rates. While we attempt to minimize our exposure to economic or market fluctuations by offering a balanced mix of end markets and geographic regions, any of the above factors, individually or in the aggregate, or a significant or sustained downturn in a specific end market or geographic region could reduce demand for our products and services, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
If changes to our existing products or introduction of new products or services do not meet our customers’ expectations or fail to generate revenue, we could lose our customers or fail to generate any revenue from such products or services and our business may be harmed.
We may introduce significant changes to our existing products or develop and introduce new and unproven products or services, including using products with which we have little or no prior development or operating experience. The trend of the automotive industry towards autonomous vehicles and car- and ride-sharing services may result in a rapid increase of new and untested products in the aftermarket automotive industry. If new or enhanced products fail to attract or retain customers or to generate sufficient revenue, operating margin, or other value to justify certain investments, our business may be adversely affected. If we are not successful with new approaches to monetization, we may not be able to maintain or grow our revenue as anticipated or recover any associated development costs.

If we were unable to maintain our network of sales and distribution channels, it could adversely affect our net sales, profitability and the implementation of our growth strategy.
Our ability to continue to grow our business depends on our ability to maintain effective sales and distribution channels in each of the markets in which we operate. We make use of a variety of distribution channels, including independent installers, new car dealerships, distributors and franchisees. We believe that this network of distribution channels enables us to efficiently reach consumers at a variety of points of sale. If we are not able to maintain our sales and distribution channels, we could experience a decline in sales, as well as reduced market share, as consumers may decide to purchase competing products that are more easily obtainable. The failure to deliver our products in accordance with our delivery schedules could harm our relationships with independent installers and new car dealerships, distributors and franchisees, which could adversely affect our net sales, profitability and the implementation of our growth strategy.
We depend on our relationships with independent installers and new car dealerships and their ability to sell and service our products. Any disruption in these relationships could harm our sales.
The largest portion of our products are distributed through independent installers and new car dealerships. We do not have direct control over the management or the business of these independent installers and new car dealerships, except indirectly through terms as negotiated with us. Should the terms of doing business with them change, our business may be disrupted, which could have an adverse effect on our business, financial condition and results of operations.
Because some of our independent installer and new car dealership customers also may offer our competitors’ products, our competitors may incent the independent installers and new car dealerships to favor their products. We do not have long-term contracts with a majority of the independent installers and new car dealerships, and the independent installers and new car dealerships are not obligated to purchase specified amounts of our products. In fact, all of the independent installers and new car dealerships buy from us on a purchase order basis. Consequently, with little or no notice, the independent installers and new car dealerships may terminate their relationships with us or materially reduce their purchases of our products. If we were to lose any significant independent installers or new car dealerships, for among other reasons that the independent installers and new car dealerships acquired or were acquired by a competitor such that they became a direct competitor, then we would need to obtain one or more new independent installers or new car dealerships to cover the particular location or product line, which may not be possible on favorable terms or at all.
The Company may incur material losses and costs as a result of product liability and warranty claims.
The Company faces an inherent risk of exposure to product liability claims if the use of its products results, or is alleged to result, in personal injury and/or property damage. If the Company manufactures a defective product, it may experience material product liability losses. Whether or not its products are defective, the Company may incur significant costs to defend product liability claims. It also could incur significant costs in correcting any defects, lose sales and suffer damage to its reputation. Product liability insurance coverage may not be adequate for the liabilities and may not continue to be available on acceptable terms.
The Company is also subject to product warranty claims in the ordinary course of business. If the Company sells poor-quality products or uses defective materials, the Company may incur unforeseen costs in excess of what it has reserved in its financial statements.   These costs could have a material adverse effect on the Company’s business, financial condition, operating cash flows and ability to make required debt payments.
We sell our products under limited warranties. We have established a liability reserve under these warranties based on a review of historical warranty claims. Our liability for warranties as of March 31, 2019 was $67,100. Our liability for warranties as of December 31, 2018 and 2017 was $70,250 and $95,882, respectively. The warranty reserves may not be sufficient to cover the costs associated with future warranty claims. A significant increase in these costs could adversely affect the Company’s operating results for future periods in which these additional costs materialize. Warranty reserves may need to be adjusted from time to time in the future if actual warranty claim experience differs from estimates. Any of the foregoing matters could have a material adverse effect on the Company’s business, financial condition, operating cash flows and ability to make required debt payments.
Harm to our reputation or the reputation of one or more of our products could have an adverse effect on our business.
We believe that maintaining and developing the reputation of our products is critical to our success and that the importance of brand recognition for our products increases as competitors offer products similar to our products. We devote significant time and incur substantial marketing and promotional expenditures to create and maintain brand loyalty as well as increase brand awareness of our products. Adverse publicity about us or our brands, including product safety or quality or similar concerns, whether real or perceived, could harm our image or that of our brands and result in an adverse effect on our business, as well as require resources to rebuild our reputation.
We may not be able to identify, finance and complete suitable acquisitions and investments, and any completed acquisitions and investments could be unsuccessful or consume significant resources.
Our business strategy is expected to include acquiring businesses and making investments that complement our existing business. We expect to analyze and evaluate the acquisition of strategic businesses or product lines with the potential to strengthen our industry position or enhance our existing set of product and service offerings. We may not be able to identify suitable acquisition candidates, obtain financing or have sufficient cash necessary for acquisitions or successfully complete acquisitions in the future. Acquisitions and investments may involve significant cash expenditures, debt issuance, equity issuance, operating losses and expenses. Acquisitions involve numerous other risks, including:

•	diversion of management time and attention from daily operations;

•	difficulties integrating acquired businesses, technologies and personnel into our business;

•	difficulties in obtaining and verifying the financial statements and other business information of acquired businesses;

•	inability to obtain required regulatory approvals;

•	potential loss of key employees, key contractual relationships or key customers of acquired companies or of ours;

•	assumption of the liabilities and exposure to unforeseen liabilities of acquired companies; and

•	dilution of interests of holders of our common stock through the issuance of equity securities or equity-linked securities.
Our revenue and operating results may fluctuate, which may make our results difficult to predict and could cause our results to fall short of expectations.
As a result of the rapidly changing nature of the markets in which we compete, our quarterly and annual revenue and operating results may fluctuate from period to period. These fluctuations may be caused by a number of factors, many of which are beyond our control. For example, changes in industry or third-party specifications may alter our development timelines and consequently our ability to deliver and monetize new or updated products and services. Other factors that may cause fluctuations in our revenue and operation results include but are not limited to:

•	any failure to maintain strong customer relationships;

•	any failure of significant customers, including distributors, to renew their agreements with us;

•	variations in the demand for our services and products and the use cycles of our services and products by our customers;

•	changes in our pricing policies or those of our competitors; and

•	general economic, industry and market conditions and those conditions specific to our business.
For these reasons and because the market for our services and products is relatively new and rapidly changing, it is difficult to predict our future financial results.
If we are unable to retain and acquire new customers, our financial performance may be materially and adversely affected.
Our financial performance and operations are dependent on retaining our current customers and acquiring new customers. A number of factors could negatively affect our customer retention or acquisition. For example, potential customers may request products or services that we currently do not provide and may be unwilling to wait until we can develop or source such additional features.
Other factors that affect our ability to retain or acquire new customers include customers’ increasing use of competing products or services, our failure to develop and introduce new and improved products or new products or services not achieving a high level of market acceptance, changes in customer preference or customer sentiment about the quality or usefulness of our products and services, including customer service, consolidation or vertical integration of our customers, adverse changes in our products mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees, and technical or other problems preventing us from delivering our products in a rapid and reliable manner.
If we are unable to retain and acquire new customers, our financial performance may be materially and adversely affected.
We are exposed to political, regulatory, economic and other risks that arise from operating a multinational business.
Sales outside of the U.S. for the three months ended March 31, 2019 accounted for approximately 49% of our consolidated revenues. Sales outside of the U.S. for the year ended December 31, 2018 accounted for approximately 58% of our consolidated revenues. Accordingly, our business is subject to the political, regulatory, economic and other risks that are inherent in operating in numerous countries. These risks include:

•	changes in general economic and political conditions in countries where we operate, particularly in emerging markets;

•	relatively more severe economic conditions in some international markets than in the U.S.;

•	the difficulty of enforcing agreements and collecting receivables through non-U.S. legal systems;

•	the difficulty of communicating and monitoring standards and directives across our global facilities;

•	the imposition of trade protection measures and import or export licensing requirements, restrictions, tariffs or exchange controls;

•	the possibility of terrorist action affecting us or our operations;

•	the threat of nationalization and expropriation;

•	difficulty in staffing and managing widespread operations in non-U.S. labor markets;

•	changes in tax treaties, laws or rulings that could have a material adverse impact on our effective tax rate;

•	limitations on repatriation of earnings;

•	the difficulty of protecting intellectual property in non-U.S. countries; and

•	changes in and required compliance with a variety of non-U.S. laws and regulations.

Our success depends in part on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse effect on our international operations or on our business as a whole.
Volatility in currency exchange rates could have a material adverse effect on our financial condition, results of operations and cash flows.
Our financial statements reflect translation of items denominated in non-U.S. currencies to U.S. dollars. Therefore, if the U.S. dollar strengthens in relation to the principal non-U.S. currencies from which we derive revenue as compared to a prior period, our U.S. dollar-reported revenue and income will effectively be decreased to the extent of the change in currency valuations and vice-versa. Fluctuations in foreign currency exchange rates, most notably the strengthening of the U.S. dollar against other various foreign currencies in markets where we operate, could continue to have a material adverse effect on our reported revenue in future periods. In addition, currency variations could have a material adverse effect on margins on sales of our products in countries outside of the U.S.
The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
We currently depend on the continued services and performance of our executive officers, Ryan L. Pape, our President and Chief Executive Officer, and Barry R. Wood, our Senior Vice President and Chief Financial Officer, neither of whom has an employment agreement. Loss of key personnel, including members of management as well as key product development, marketing, and sales personnel, could disrupt our operations and have an adverse effect on our business. As we continue to grow, we cannot guarantee that we will continue to attract the personnel we need to maintain our competitive position. As we grow, the incentives to attract, retain, and motivate employees may not be as effective as in the past. If we do not succeed in attracting, hiring, and integrating effective personnel, or retaining and motivating existing personnel, our business could be adversely affected.
If we fail to manage our growth effectively, our business, financial condition and results of operations may suffer.
We have experienced rapid growth over the last five years and we believe we will continue to grow at a rapid pace. This growth has put significant demands on our processes, systems and personnel. We have made and we expect to make further investments in additional personnel, systems and internal control processes to help manage our growth. In addition, we have sought to, and may continue to seek to grow through strategic acquisitions. Our growth strategy may place significant demands on our management and our operational and financial infrastructure. Our ability to manage our growth effectively and to integrate new technologies and acquisitions into our existing business will require us to continue to expand our operational, financial and management information systems and to continue to retain, attract, train, motivate and manage key employees. Growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel, maintain our quality standards; and maintain our customer satisfaction.
Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows or if we are unable to successfully manage and support our rapid growth and the challenges and difficulties associated with managing a larger, more complex business, this could cause a material adverse effect on our business, financial position and results of operations, and the market value of our shares could decline.
We may seek to incur substantial indebtedness in the future.
Our business strategy may include incurring indebtedness in the future. If this occurs, our degree of leverage could have important consequences for the holders of our Common Stock, including increasing our vulnerability to general economic and industry conditions; requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities; restricting us from making strategic acquisitions or causing us to make non-strategic divestitures; limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged. Any of the above consequences could result in a material adverse effect on our business, financial condition and results of operations.
We cannot be certain that additional financing will be available on reasonable terms when required, or at all.
From time to time, we may need additional financing. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets, and other factors. To the extent we draw on credit facilities, if any, to fund certain obligations, we may need to raise additional funds and we cannot assure investors that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of our Common Stock, and existing stockholders may experience dilution.
The preparation of our financial statements will involve the use of estimates, judgments and assumptions, and our financial statements may be materially affected if such estimates, judgments and assumptions prove to be inaccurate.
Financial statements prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) require the use of estimates, judgments and assumptions that affect the reported amounts. Different estimates, judgments and assumptions reasonably could be used that would have a material effect on the consolidated financial statements, and changes in these estimates, judgments and assumptions are likely to occur from period to period in the future. Significant areas of accounting requiring the application of management’s judgment include, but are not limited to, determining the fair value of our assets and the timing and amount of cash flows from our assets. These estimates, judgments and assumptions are inherently uncertain and, if they prove to be wrong, we face the risk that charges to income will be required. Any such charges could significantly harm our business, financial condition, results of operations and the price of our securities. Estimates and assumptions are made on an ongoing basis for the following: revenue recognition, capitalization of software development costs, impairment of long-lived assets, inventory reserves, allowances for doubtful accounts, revenue recognition, fair value for business combinations, and impairment of goodwill. See “Financial Information” for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our future plan of operations.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would likely negatively affect our business and the market price of our Common Stock.
Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing conducted by us, or any testing conducted by our independent registered public accounting firm may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which is likely to negatively affect our business and the market price of our Common Stock.
Management is responsible for establishing and maintaining adequate internal control over our financial reporting. We have discovered certain financial statement reporting errors that, while not material, indicated a significant deficiency in internal controls over financial reporting. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of financial reporting. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the significant deficiency, our management concluded that the Company’s internal control over financial reporting was insufficiently rigorous and developed and implemented remediation plans designed to address the significant deficiency. If our remedial measures are insufficient to address the significant deficiency, or if additional significant deficiencies or material weaknesses in internal control are discovered or occur in the future, the Company’s consolidated financial statements could contain material misstatements. If we are unable to remediate a material weakness or significant deficiency in a timely manner, our investors, regulators, customers and other business partners may lose confidence in our business or our financial reports, and our access to capital markets may be adversely affected. Any of the foregoing effects could have a material adverse effect on the Company’s business, financial condition and operating cash flows.
We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.
We have no operating experience as a publicly traded company in the U.S.
We have no operating experience as a publicly traded company in the U.S. Following the effectiveness of this registration statement, we will be required to develop and implement internal control systems and procedures in order to satisfy the periodic and current reporting requirements under applicable Securities and Exchange Commission, or SEC, regulations. This transition could place a significant strain on our management team, infrastructure and other resources. In addition, our management team may not successfully or efficiently manage a public company that is subject to significant regulatory oversight and reporting obligations.
We will incur increased costs as a result of being a U.S. public company.
As a publicly traded company in the United States, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act and related regulations of the SEC. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. As a U.S. public company, we will need to institute a more comprehensive compliance regime, including establishing a more robust system of internal controls and the preparation and distribution of periodic public reports. These activities will require us to retain outside counsel and accountants to a greater degree, resulting in increased costs, which may have a material adverse effect on our business. These requirements may also make it more difficult for us to attract and retain qualified members of our Board, particularly to serve on our Audit Committee, and qualified executive officers.

We are an “emerging growth company,” and we cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue is, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities and (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
If some investors find our Common Stock less attractive because we intend to rely on certain of these exemptions and benefits under the JOBS Act, there may be a less active, liquid or orderly trading market for our Common Stock and the market price and trading volume of our Common Stock may be more volatile and decline significantly.
Violations of the U.S. Foreign Corrupt Practices Act and similar anti-corruption laws outside the U.S. could have a material adverse effect on us.
The Foreign Corrupt Practices Act, or FCPA, and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that are recognized as having governmental and commercial corruption and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal control policies and procedures will always protect us from reckless or criminal acts committed by our employees or third-party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may require self-disclosure to governmental agencies and result in criminal or civil sanctions, which could disrupt our business and result in a material adverse effect on our reputation, business, financial condition, results of operations and cash flows.
Our failure to satisfy international trade compliance regulations, and changes in U.S. government sanctions, could have a material adverse effect on us.
Our global operations require importing and exporting goods and technology across international borders on a regular basis. Our policy mandates strict compliance with U.S. and non-U.S. trade laws applicable to our products. Nonetheless, our policies and procedures may not always protect us from actions that would violate U.S. or non-U.S. laws. Any improper actions could subject us to civil or criminal penalties, including material monetary fines, or other adverse actions including denial of import or export privileges, and could damage our reputation and business prospects.

Changes in U.S. administrative policy, including changes to existing trade agreements, could have a material adverse effect on us.
As a result of changes to U.S. administrative policy, there may be changes to existing trade agreements, greater restrictions on free trade generally or other possible changes. Changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries where we currently sell products, and any resulting negative sentiments towards the U.S. as a result of such changes, could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Intellectual property challenges may hinder our ability to develop and market our products, and we may incur significant costs in our efforts to successfully avoid, manage, defend and litigate intellectual property matters.
Proprietary technologies, customer relationships, trademarks, trade names and brand names are important to our business. Intellectual property protection, however, may not preclude competitors from developing products similar to ours or from challenging our names or products. Further, as we expand on a multi-national level and in some jurisdictions where the protection of intellectual property rights is less robust, the risk of competitors duplicating our proprietary technologies increases. We may need to spend significant resources monitoring our intellectual property rights, and we may or may not be able to detect infringement by third parties. Assertions by or against us relating to intellectual property rights, and any inability to protect these rights, could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We may face design limitations or liability associated with the use of products for which patent ownership or other intellectual property rights are claimed.
From time to time we are subject to claims or inquiries regarding alleged unauthorized use of a third party’s intellectual property and cannot be certain that the conduct of our business does not and will not infringe the intellectual property rights of others. An adverse outcome in any intellectual property litigation could subject us to significant liabilities to third parties, require us to license technology or other intellectual property rights from others, require us to comply with injunctions to cease marketing or using certain products or brands, or require us to redesign, re-engineer, or re-brand certain products or packaging, any of which could affect our business, financial condition and operating results. Third-party intellectual property rights may also make it more difficult or expensive for us to meet market demand for particular product or design innovations. If we are required to seek licenses under patents or other intellectual property rights of others, we may not be able to acquire these licenses on acceptable terms, if at all. In addition, the cost of responding to an intellectual property infringement claim, in terms of legal fees and expenses and the diversion of management resources, whether or not the claim is valid, could have a material adverse effect on our business, results of operations and financial condition.
If the model of selling vehicles through dealerships in North America changes dramatically, our revenue could be impacted.
Generally, most vehicles in North America are sold through franchised new car dealerships. These dealerships have a strong profit motive and are historically very good at selling accessories and other products. Going forward, if the dealership model were to change in the form of fewer franchised dealerships, or the possibility of manufacturer owned distribution, the prospects in this channel may diminish. Manufacturer-owned sales of new cars might become harder to penetrate or more streamlined with fewer opportunities to sell accessories. This would make us more reliant on our independent installer, retail-oriented channel, which requires more work to create consumer awareness.

If ride-sharing or alternate forms of vehicle ownership gain in popularity, our revenue could be impacted.
If ride-sharing or alternate forms of vehicle ownership including rental, ride-sharing, or peer-to-peer car sharing gain in popularity, consumers may own fewer vehicles per household, which would reduce our revenue. More vehicles entering a ride-sharing or car-sharing fleet could have an uncertain impact on our revenue as consumers are more or less interested in accessorizing vehicles they own that are in the ride-sharing fleet.
Environmental regulation, changing fuel-economy standards and/or a drive toward electric vehicles could impact our revenue.
Many manufacturers have announced plans to transition from internal-combustion engines into electric vehicle platforms over the coming years. There is no assurance that consumers will respond positively to this fundamental shift in the auto industry, should it occur. If the change results in vehicles that are more utilitarian or otherwise less interesting to a large portion of our customers who are automotive enthusiasts, our revenue could be impacted.
Technology could render the need for some of our products obsolete.
We derive the majority of our revenue from surface and paint protection films, with the majority of products applied on painted surfaces of vehicles. If automotive paint technology were to improve substantially, such that newer paint did not chip, scratch or was generally not as susceptible to damage, our revenue could be impacted.
Similarly, our automotive and architectural window films could be impacted by changes or enhancements from automotive manufacturers or window manufacturers that would reduce the need for our products.
Risks Relating to our Securities
Our Common Stock price has been volatile in recent years and may continue to be volatile.
Our Common Stock trades in Canada on the TSX Venture Exchange under the trading symbol “DAP.U” and the over-the-counter market in the United States under the trading symbol “XPLT”. We have applied to list our Common Stock on The NASDAQ Stock Market under the trading symbol “XPEL”. A number of factors could influence the volatility in the trading price of our Common Stock, including changes in the economy or in the financial markets, after market automotive product industry related developments, and the impact of material events and changes in our operations. Each of these factors could lead to increased volatility in the market price of our Common Stock.
In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our common share price, notwithstanding our operating results. We expect that the market price of our securities will fluctuate and there can be no assurances about the levels of the market prices for our securities.
An active trading market for our Common Stock may not develop or continue to be liquid.
We expect our Common Stock to be listed and traded on The NASDAQ Stock Market. Prior to the listing on The NASDAQ Stock Market, our Common Stock has only traded in the over-the-counter market in the United States, and an active market for our Common Stock may not develop or be sustained after the listing, which could depress the market price of our Common Stock and could affect the ability of our stockholders to sell their shares. In the absence of an active public trading market, investors may not be able to liquidate their investments in our Common Stock. An inactive market may also impair our ability to raise capital by selling our Common Stock, our ability to motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our Common Stock as consideration. In addition, we cannot predict the prices at which our Common Stock may trade on The NASDAQ Stock Market following the listing of our Common Stock, and the market price of our Common Stock may fluctuate significantly in response to various factors, some of which are beyond our control.
If research analysts do not publish research about our business or if they issue unfavorable commentary or downgrade our Common Stock, the price of our Common Stock and their trading volume could decline.
The trading market for our Common Stock may depend in part on the research and reports that research analysts publish about us and our business. If we do not maintain adequate research coverage, or if one or more analysts who covers us downgrades our Common Stock or publishes inaccurate or unfavorable research about our business, the price of our Common Stock could decline. If one or more of the research analysts ceases to cover us or fails to publish reports on us regularly, demand for our Common Stock could decrease, which could cause the price or trading volume to decline.
We may issue additional equity securities, or engage in other transactions that could dilute our book value or affect the priority of our Common Stock, which may adversely affect the market price of our Common Stock.
Our articles of incorporation allow our Board to issue up to 100,000,000 shares of Common Stock. Our Board may determine from time to time that we need to raise additional capital by issuing Common Stock or other equity securities. Except as otherwise described in this registration statement, we are not restricted from issuing additional securities, including securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our Common Stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be affected. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our Common Stock, or both. Holders of our Common Stock are not entitled to pre-emptive rights or other protections against dilution. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, the then-current holders of our Common Stock. Additionally, if we raise additional capital by making offerings of debt or shares of preferred stock, upon our liquidation, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings, may receive distributions of our available assets before the holders of our Common Stock.
We may issue shares of preferred stock with greater rights than our Common Stock.
Subject to the rules of The NASDAQ Stock Market, our articles of incorporation authorize our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from holders of our Common Stock. Any preferred stock that is issued may rank ahead of our Common Stock in terms of dividends, priority and liquidation premiums and may have greater voting rights than our Common Stock.
We have not paid any cash dividends in the past and have no plans to issue cash dividends in the future, which could cause our Common Stock to have a lower value than that of similar companies which do pay cash dividends.
We have not paid any cash dividends on our Common Stock to date and do not anticipate any cash dividends being paid to holders of our Common Stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board.

While our dividend policy will be based on the operating results and capital needs of the business, it is anticipated that any earnings will be retained to finance our future expansion. As we have no plans to issue cash dividends in the future, our Common Stock could be less desirable to other investors and as a result, the value of our Common Stock may decline, or fail to reach the valuations of other similarly situated companies that pay cash dividends.
Shares eligible for future sale may depress our stock price.
At May 29, 2019, we had 27,612,597 shares of Common Stock outstanding of which 11,088,229 shares were held by affiliates. All of the shares of Common Stock held by affiliates are restricted or are control securities under Rule 144 promulgated under the Securities Act of 1933 as amended (the “Securities Act”). Sales of shares of Common Stock under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of our Common Stock and could impair our ability to raise additional capital through the sale of equity securities. Furthermore, all Common Stock beneficially owned by persons who are not our affiliates and have beneficially owned such shares for at least one year may be sold immediately after our initial listing on The NASDAQ Stock Market by these existing stockholders in accordance with Rule 144 of the Securities Act. However, there can be no assurance that any of these existing stockholders will sell any or all of their Common Stock and there may initially be a lack of supply of, or demand for, our Common Stock on The NASDAQ Stock Market. In the case of a lack of supply of our Common Stock offered in the market, the trading price of our Common Stock may rise to an unsustainable level, particularly in instances where institutional investors may be discouraged from purchasing our Common Stock because they are unable to purchase a block of our Common Stock in the open market due to a potential unwillingness of our existing stockholders to sell the amount of Common Stock at the price offered by such investors and the greater influence individual investors have in setting the trading price. In the case of a lack of market demand for our Common Stock, the trading price of our Common Stock could decline significantly and rapidly after our listing.
Your percentage of ownership in our Common Stock may be diluted in the future.
In the future, your percentage ownership in our Common Stock may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we expect to be granting to our directors, officers and employees. Such issuances may have a dilutive effect on our earnings per share, which could materially adversely affect the market price of our ordinary shares.
Anti-takeover provisions could make a third party acquisition of us difficult.
Our bylaws eliminate the ability of stockholders to call special meetings or take action by written consent. These provisions in our bylaws could make it more difficult for a third party to acquire us without the approval of our board. In addition, the Nevada corporate statute also contains certain provisions that could make an acquisition by a third party more difficult.
Our directors and officers have substantial control over us.
Our directors and executive officers, together with their affiliates and related persons, beneficially owned, in the aggregate, approximately 40.2% of our outstanding C ommon S tock as of May 29, 2019. These stockholders have the ability to substantially control our operations and direct our policies including the outcome of matters submitted to our stockholders for approval, such as the election of directors and any acquisition or merger, consolidation or sale of all or substantially all of our assets.

Our bylaws provide that the state and federal courts located in Bexar County, Texas will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our bylaws provide that, with certain limited exceptions, unless we consent in writing to the selection of an alternative forum, the state and federal courts located in Bexar County, Texas will be the sole and exclusive forum for any stockholder (including any beneficial owner) to bring any (i) derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder to us or our stockholders, (iii) any action asserting a claim against us or any current or former director, officer, employee or stockholder arising pursuant to any provision of Chapters 78 and 92 of the Nevada Revised Statutes or our articles of incorporation or bylaws or (iv) any action asserting a claim against us or any current or former director, officer, employee or stockholder (including any beneficial owner of stock) governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in our Common Stock is deemed to have notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder’s ability to bring claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations The choice of forum provision does not apply to any actions arising under the Securities Act or the Exchange Act.
Item 2 – Financial Information
The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flow of our Company for the years ended December 31, 2018 and 2017. You should read this discussion together with the consolidated financial statements, related notes and other financial information included in this registration statement. Except for historical information, the matters discussed in Item 2 - Financial Information are forward looking statements that involve risks and uncertainties, including those discussed under Part I, Item IA - “Risk Factors” and elsewhere in this registration statement, and are based upon judgments concerning various factors, that are beyond our control. These risks could cause our actual results to differ materially from any future performance suggested below.
Overview
Founded in 1997, XPEL has grown from an automotive product design software company to a global provider of after-market automotive products, including automotive surface and paint protection, headlight protection and automotive window films, as well as a provider of complementary proprietary software. In 2018, we expanded our product offerings to include window film (both commercial and residential) and security film protection for commercial and residential uses. Today, we employ approximately 180 employees and serve over 2,000 direct customers and several thousand indirect customers around the world.
XPEL began as a software company designing vehicle patterns used to produce cut-to-fit protective film for the painted surfaces of automobiles. In 2007, we began selling automobile protective film products to complement our software business. In 2011, we introduced the ULTIMATE protective film which, at the time, was the industry’s first protective film with self-healing properties. The ULTIMATE technology allows the protective film to better absorb the impacts from rock impingement or other road debris, thereby fully protecting the painted surface of a vehicle. The film is described as “self-healing” due to its ability to return to its original state after debris impingement.

The launch of the ULTIMATE product catapulted XPEL into several years of strong revenue growth. In 2014, we began our international expansion by establishing an office in the United Kingdom. In 2015, we acquired Parasol Canada, a distributor of our products in Canada. In 2017, we established our European headquarters in The Netherlands, and expanded our product offerings to include an automotive protective window film branded as PRIME. We continued our international expansion in 2017 with the acquisition of Protex Canada, a leading franchisor of automotive protective film franchises serving Canada, as well as opened our XPEL Mexico office. In 2018, we launched our first product offering outside of the automotive industry, a window and security film protection for commercial and residential uses. Also in 2018, we launched the next generation of our highly successful ULTIMATE line, ULTIMATE PLUS.

Key Business Metrics - Non-GAAP Financial Measures
Our management regularly monitors certain financial measures to track the progress of our business against internal goals and targets. We believe that the most important measure to the Company is EBITDA.
EBITDA is a non-GAAP financial measure. We believe EBITDA provides helpful information with respect to our operating performance as viewed by management, including a view of our business that is not dependent on (i) the impact of our capitalization structure and (ii) items that are not part of our day-to-day operations. Management uses EBITDA (1) to compare our operating performance on a consistent basis, (2) to calculate incentive compensation for our employees, (3) for planning purposes including the preparation of our internal annual operating budget, (4) to evaluate the performance and effectiveness of our operational strategies, and (5) to assess compliance with various metrics associated with the agreements governing our indebtedness. Accordingly, we believe that EBITDA provides useful information in understanding and evaluating our operating performance in the same manner as management. We define EBITDA as net income (loss) plus (a) total depreciation and amortization, (b) interest expense, net, and (c) income tax expense.
The following table is a reconciliation of Net income to EBITDA for the three months ended March 31, 2019 and 2018:

	(Unaudited)
	2019	2018
Net Income	$1,860,003	$2,088,813
Interest	28,706	56,954
Taxes	565,888	661,062
Depreciation	200,818	159,318
Amortization	184,548	136,637
EBITDA	$2,839,963	$3,102,784
Use of Non-GAAP Financial Measures
EBITDA should be considered in addition to, not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. It is not a measurement of our financial performance under GAAP and should not be considered as alternatives to revenue or net income (loss), as applicable, or any other performance measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other businesses. EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our operating results as reported under GAAP.
EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of ongoing operations; and other companies in our industry may calculate EBITDA differently than we do, limiting their usefulness as comparative measures.

Results of Operations
Comparison of Three Months Ended March 31, 2019 to Three Months Ended March 31, 2018
The following table summarizes the Company’s results of operations for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31, 2019	% of Total Revenue	Three Months Ended March 31, 2018	% of Total Revenue	$ Change	% Change
Total revenue	$24,725,446	100.0%	$25,121,520	100.0%	$(396,074)	(1.6)%
Total cost of sales	16,575,366	67.0%	17,516,375	69.7%	(941,009)	(5.4)%
Gross margin	8,150,080	33.0%	7,605,145	30.3%	544,935	7.2%
Total operating expenses	5,664,635	22.9%	4,831,697	19.2%	832,938	17.2%
Operating income	2,485,445	10.1%	2,773,448	11.0%	(288,003)	(10.4)%
Other expenses	59,554	0.2%	23,573	0.1%	35,981	152.6%
Income tax	565,888	2.3%	661,062	2.6%	(95,174)	(14.4)%
Net income	$1,860,003	7.5%	$2,088,813	8.3%	$(228,810)	(11.0)%
Revenue. Total consolidated revenue for the three months ended March 31, 2019 decreased approximately $.4 million, or 1.6% over the three months ended March 31, 2018 . Total product revenue for the three months ended March 31, 2019 decreased approximately $1.0 million, or 4.7% from the three months ended March 31, 2018. This decrease was partially offset by an increase in service revenue of approximately $.6 million, or 21.3%. The following table summarizes revenue results for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,		%	% of Total Revenue
	2019	2018	Inc (Dec)	2019	2018
Product Revenue
Paint protection film	$18,456,356	$20,216,148	(8.7)%	74.6%	80.5%
Window film	1,832,917	1,171,856	56.4%	7.4%	4.7%
Other	765,450	706,238	8.4%	3.1%	2.8%
Total	$21,054,723	$22,094,242	(4.7)%	85.1%	88.0%

Service Revenue
Software	$743,768	$605,804	22.8%	3.0%	2.4%
Cutbank credits	1,465,133	1,217,161	20.4%	5.9%	4.8%
Installation labor	1,298,388	1,105,968	17.4%	5.3%	4.4%
Training	163,434	98,345	66.2%	0.7%	0.4%
Total	$3,670,723	$3,027,278	21.3%	14.9%	12.0%

Total	$24,725,446	$25,121,520	(1.6)%	100.0%	100.0%

Because many of our international customers require us to ship their orders to freight forwarders located in the United States, we cannot be certain about the ultimate destination of the product. The following table represents our estimate of sales by geographic regions based on our understanding of ultimate product destination based on customer interactions, customer locations and other factors:

	Three Months Ended March 31,		%	% of Total Revenue
	2019	2018	Inc (Dec)	2019	2018
United States	$12,509,750	$9,207,415	35.9%	50.6%	36.7%
China	4,519,197	7,824,864	(42.2)%	18.3%	31.1%
Canada	3,098,364	3,835,725	(19.2)%	12.5%	15.3%
Continental Europe	1,421,732	1,277,999	11.2%	5.8%	5.1%
United Kingdom	883,358	623,944	41.6%	3.6%	2.5%
Asia Pacific	871,958	513,939	69.7%	3.5%	2.0%
Latin America	486,129	804,454	(39.6)%	1.9%	3.2%
Middle East/Africa	883,132	925,543	(4.6)%	3.6%	3.7%
Other	51,826	107,637	(51.9)%	0.2%	0.4%
Total	$24,725,446	$25,121,520	(1.6)%	100.0%	100.0%
Product Revenue. Product revenue decreased 4.7% over the three months ended March 31, 2018 product revenue and represented 85.1% of our total revenue. Revenue from our paint protection film product line decreased 8.7% and represented 74.6% and 80.5% of our total consolidated revenues for the three moths ended March 31, 2019 and 2018, respectively. This decrease was primarily attributable to a 42.2% decrease in sales to China which was partially offset by increases in product sales in the United States, continental Europe, United Kingdom and Asia Pacific. The decrease in sales to China was primarily due to stabilization of demand in the three months ended March 31, 2019 after rapid acceleration in the same period of 2018, increases in competition and new product launches being pushed by us to the second of quarter 2019. Revenue from our window film product line grew 56.4% and represented 7.4% and 4.7% of our total consolidated revenues for the three months ended March 31, 2019 and 2018, respectively. This increase was due to continued strong demand for our products throughout the world.
Service revenue. Service revenue consists of revenue from fees for DAP software access, cutbank credit revenue which represents per cut fees charged for the use of our DAP software, revenue from the labor portion of installation sales in our company-owned installation centers and revenue from training services provided to our customers. Service revenue grew 21.3% over the service revenue from three months ended March 31, 2018 and represented 14.9% and 12.0% of our total consolidated revenue from the three months ended March 31, 2019 and 2018, respectively. Software revenue increased 22.8% and represented 3.0% and 2.4% of our total consolidated revenue for the three months ended March 31, 2019 and 2018, respectively. This increase was due mainly to an increase in total subscribers resulting from increased demand for our DAP software. Cutbank credit revenue grew 20.4% and represented 5.9% and 4.8% of our total consolidated revenue for the three months ended March 31, 2019 and 2018, respectively, due mainly to our growth in product revenue in the United States. Software and cutbank credit revenue combined grew 21.2% due mainly to the increased demand for our products and services. Installation labor revenue increased 17.4% due mainly to increases in labor revenue related to our 2018 acquisitions. Training revenue increased 66.2% versus the three months ended March 31, 2018 due to increased demand for training from new and existing customers.
Total installation revenue (labor and product combined) at our Company-owned installation centers for the three months ended March 31, 2019 increased 17.4% over the three months ended March 31, 2018 due primarily to 2018 acquisition related revenue increases. This represented 6.3% and 5.2% of our total consolidated revenue from the three months ended March 31, 2019 and 2018, respectively. Adjusted product revenue, which combines the cutbank credit revenue service component with product revenue, declined

3.4% in the three months ended March 31, 2019 versus the three months ended March 31, 2018 due mainly to overall product sales decline in China partially offset by product sales growth in the United States, continental Europe, United Kingdom and Asia Pacific.
Cost of Sales
Cost of sales consists of product costs and the costs to provide our services. Product costs consist of material costs, personnel costs related to warehouse personnel, shipping costs, warranty costs and other related costs to provide products to our customers. Cost of service includes the labor costs associated with installation of product in our Company-owned facilities, costs of labor associated with pattern design for our cutting software and the costs incurred to provide training for our customers. Cost of product sales in the three months ended March 31, 2019 decreased 6.9% from the three months ended March 31, 2019 and represented 63.4% and 67.1% of total revenue in the three months ended March 31, 2019 and 2018, respectively, commensurate with the decline in product revenue. Cost of service grew 33.1% during the three months ended March 31, 2019 due mainly to the increased installation labor costs associated with increased installation sales.
Gross Margin
Gross margin for the three months ended March 31, 2019 grew approximately $0.5 million , an improvement of 7.2% from the three months ended March 31, 2018 and represented 33.0% of revenue. The following table summarizes gross margin for product and services for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,		%	% of Category Revenue
	2019	2018	Inc (Dec)	2019	2018
Product	$5,366,690	$5,244,406	2.3%	25.5%	23.7%
Service	2,783,390	2,360,739	17.9%	75.8%	78.0%

Total	$8,150,080	$7,605,145	7.2%	33.0%	30.3%
Product gross margin increased approximately $0.1 million, or 2.3% over the three months ended March 31, 2018 and represented 25.5% and 23.7% of total product revenue for the three months ended March 31, 2019 and 2018, respectively. Approximately 39% of the product margin percentage increase related to the lower sales mix of sales to lower margin distributors (primarily our China distributor) compared to sales to higher margin non-distributors. Approximately 61% of the product margin percentage increase related to continued decreases in material costs owing to lower per unit costs resulting from volume increases.
Service gross margin increased approximately $0.4 million, or 17.9% over the three months ended March 31, 2018 and represented 75.8% and 78.0% of total service revenue for the three months ended March 31, 2019 and 2018, respectively. The decrease in service gross margin percentage for the three months ended March 31, 2019 over the three months ended March 31, 2018 was primarily due to a higher mix of lower margin installation labor costs relative to other higher margin service revenue components.
Operating Expenses
Sales and marketing expenses for the three months ended March 31, 2019 decreased 1.3% compared to the same period in 2018, and represented 6.5% and 6.5% of total consolidated revenue for the three months ended March 31, 2019 and 2018, respectively. The decrease was primarily due to the timing of our annual dealer conference, which was held in the first quarter of 2018 and the second quarter of 2019, partially offset by increases in headcount and other sales and marketing related costs related to our 2018 acquisitions.

General and administrative expenses grew approximately $0.9 million during the three months ended March 31, 2019, or 26.6% over the three months ended March 31, 2018, and represented 16.4% and 12.8% of total consolidated revenue for the three months ended March 31, 2019 and 2018, respectively. The increase was due mainly to increases in personnel, occupancy costs, information technology costs and research and development costs to support the on-going growth of the business and increases in professional fees due mainly to the ancillary costs related the preparation and filing of this registration statement.
Income Tax Expense
Income tax expense for the three months ended March 31, 2019 decreased $0.1 million from the three months ended March 31, 2018, primarily due to decreased profitability in the 2019 period.
Net Income
Net income for the three months ended March 31, 2019 decreased by $0.2 million from the three months ended March 31, 2018 to $1.9 million, owing to the overall moderate revenue decline previously described partially offset by improved gross margins.

Key Business Metrics - Non-GAAP Financial Measures
Our management regularly monitors certain financial measures to track the progress of our business against internal goals and targets. We believe that the most important measure to the Company is EBITDA.
EBITDA is a non-GAAP financial measure. We believe EBITDA provides helpful information with respect to our operating performance as viewed by management, including a view of our business that is not dependent on (i) the impact of our capitalization structure and (ii) items that are not part of our day-to-day operations. Management uses EBITDA (1) to compare our operating performance on a consistent basis, (2) to calculate incentive compensation for our employees, (3) for planning purposes including the preparation of our internal annual operating budget, (4) to evaluate the performance and effectiveness of our operational strategies, and (5) to assess compliance with various metrics associated with the agreements governing our indebtedness. Accordingly, we believe that EBITDA provides useful information in understanding and evaluating our operating performance in the same manner as management. We define EBITDA as net income (loss) plus (a) total depreciation and amortization, (b) interest expense, net, and (c) income tax expense.
The following table is a reconciliation of Net income to EBITDA:

	Year Ended Dec 31, 2018	Year Ended Dec 31, 2017
Net Income	$8,721,232	$994,330
Interest	168,389	328,402
Taxes	2,760,073	1,154,220
Depreciation	735,983	594,712
Amortization	642,801	537,334
EBITDA	$13,028,478	$3,608,998
Use of Non-GAAP Financial Measures
EBITDA should be considered in addition to, not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. It is not a measurement of our financial performance under GAAP and should not be considered as alternatives to revenue or net income (loss), as applicable, or any other performance measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other businesses. EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our operating results as reported under GAAP.
EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of ongoing operations; and other companies in our industry may calculate EBITDA differently than we do, limiting their usefulness as comparative measures.
Results of Operations
Comparison of Year Ended December 31, 2018 to year ended December 31, 2017
The following table summarizes the Company’s results of operations for fiscal years 2018 and 2017:

	Year Ended December 31, 2018	% of Total Revenue	Year Ended December 31, 2017	% of Total Revenue	$ Change	% Change
Total revenue	$109,920,614	100.0%	$67,297,044	100.0%	$42,623,570	63.3%
Total cost of sales	76,484,009	69.6%	50,613,212	75.2%	25,870,797	51.1%
Gross margin	33,436,605	30.4%	16,683,832	24.8%	16,752,773	100.4%
Total operating expenses	21,604,869	19.7%	14,472,327	21.5%	7,132,542	49.3%
Operating income	11,831,736	10.8%	2,211,505	3.3%	9,620,231	435.0%
Other expenses	350,431	0.3%	62,955	0.1%	287,476	456.6%
Income tax	2,760,073	2.5%	1,154,220	1.7%	1,605,853	139.1%
Net income	$8,721,232	7.9%	$994,330	1.5%	$7,726,902	777.1%
Revenue. Total 2018 revenue increased approximately $42.6 million, or 63.3% over 2017 revenue. Approximately $38.1 million of this increase related to increased product revenue, approximately $2.3 million of this increase related to increased service revenue and approximately $2.2 million of this increase related to our acquisitions. The following table summarizes revenue results for fiscal years 2018 and 2017:

	Year Ended December 31,		%	% of Total Revenue
	2018	2017	Inc (Dec)	2018	2017
Product Revenue
Paint protection film	$85,495,382	$49,489,430	72.8%	77.8%	73.5%
Window film	7,309,773	5,103,080	43.2%	6.7%	7.6%
Other	2,721,195	1,755,639	55.0%	2.5%	2.6%
Total	$95,526,350	$56,348,149	69.5%	87.0%	83.7%

Service Revenue
Software	$2,566,960	$2,820,709	(9.0)%	2.3%	4.2%
Cutbank credits	6,197,250	4,145,745	49.5%	5.6%	6.2%
Installation labor	5,211,633	3,709,517	40.5%	4.7%	5.5%
Training	418,421	272,924	53.3%	0.4%	0.4%
Total	$14,394,264	$10,948,895	31.5%	13.0%	16.3%

Total	$109,920,614	$67,297,044	63.3%	100.0%	100.0%

Because many of our international customers require us to ship their orders to freight forwarders located in the United States, we cannot be certain about the ultimate destination of the product. The following table represents our estimate of sales by geographic regions based on our understanding of ultimate product destination based on customer interactions, customer locations and other factors:

	Year Ended December 31,		%	% of Total Revenue
	2018	2017	Inc (Dec)	2018	2017
United States	$46,077,624	$33,134,851	39.1%	41.9%	49.2%
China	32,279,335	11,873,582	171.9%	29.4%	17.6%
Canada	15,146,869	10,693,002	41.7%	13.8%	15.9%
Continental Europe	5,734,925	2,751,718	108.4%	5.2%	4.1%
United Kingdom	2,725,925	1,690,664	61.2%	2.5%	2.5%
Asia Pacific	2,754,495	2,293,285	20.1%	2.5%	3.4%
Latin America	1,799,180	829,378	116.9%	1.6%	1.2%
Middle East/Africa	2,806,502	3,331,376	(15.8)%	2.6%	5.0%
Other	595,759	699,188	(14.8)%	0.5%	1.1%
Total	$109,920,614	$67,297,044	63.3%	100.0%	100.0%
Product Revenue. Product revenue grew 69.5% over 2017 product revenue and represented 87.0% of our total revenue. Revenue from our paint protection film product line increased 72.8% and represented 77.8% and 73.5% of our total 2018 and 2017 revenue, respectively. This increase was driven primarily by a 70.4% increase in the square footage of film product sold owing to the increased demand for our products. Revenue from our window film product line grew 43.2% and represented 6.7% and 7.6% of our total 2018 and 2017 revenue, respectively. These increases were due to continued strong demand for our products throughout the world. Approximately $1.1 million of this increase was acquisition related.
Service revenue. Service revenue consists of revenue from fees for DAP software access, cutbank credit revenue which represents per cut fees charged for the use of our DAP software, revenue from the labor portion of installation sales in our company-owned installation centers and revenue from training services provided to our customers. Service revenue grew 31.5% over 2017 service revenue and represented 13.0% and 16.3% of our total 2018 and 2017 revenue, respectively. Software revenue decreased (9.0)% and represented 2.3% and 4.2% of our total 2018 and 2017 revenue, respectively. This decrease was due mainly to the restructuring of DAP access fees commensurate with the implementation of our cutbank program . Cutbank credit revenue grew 49.5% and represented 5.6% and 6.2% of our total 2018 and 2017 revenue, respectively, due mainly to our growth in product revenue and the aforementioned restructuring of DAP access fees. Software and cutbank credit revenue combined grew 25.8% due mainly to the increased demand for our products and services. Installation labor increased 40.5% due mainly to increased strong demand in the areas in which our company-owned stores operate. Training revenue increased 53.3% versus 2017 due to increased demand consistent with the growth of the business. Approximately $1.1 million of the total service revenue increase was acquisition related.
Total installation revenue (labor and product combined) at our Company-owned installation centers increased 40.5% versus 2017 due mainly to increased demand for our products and services in our Company-owned installation facilities. This represented 5.6% and 6.6% of our total 2018 and 2017 revenue, respectively. Adjusted product revenue, which combines the cutbank credit revenue service component with product revenue, grew 68.2% versus 2017 due to an overall increase in demand for our products and services in most of the regions in which we operate.

Cost of Sales
Cost of sales consists of product costs and the costs to provide our services. Product costs consist of material costs, personnel costs related to warehouse personnel, shipping costs, warranty costs and other related costs to provide products to our customers. Cost of service includes the labor costs associated with installation of product in our Company-owned facilities, costs of labor associated with pattern design for our cutting software and the costs incurred to provide training for our customers. Cost of product sales in 2018 grew 53.3% over 2017 and represented 67.0% and 71.4% of total revenue in 2018 and 2017, respectively, commensurate with the growth in revenue. Cost of service grew 10.4% in 2018 due mainly to the increased installation labor costs associated with increased installation sales.
Gross Margin
Gross margin for 2018 grew $16.8 million, an improvement of 100.4% from 2017 and represented 30.4% of revenue. The following table summarizes gross margin for product and services for 2018 and 2017:

	Year Ended December 31,		%	% of Category Revenue
	2018	2017	Inc (Dec)	2018	2017
Product	$21,869,961	$8,296,688	163.6%	22.9%	14.7%
Service	11,566,644	8,387,144	37.9%	80.4%	76.6%

Total	$33,436,605	$16,683,832	100.4%	30.4%	24.8%
Product gross margin increased $13.6 million, or 163.6% over 2017 and represented 22.9% and 14.7% of 2018 and 2017 total product revenue, respectively. Approximately 51.9% of the product gross margin percentage increase related to improvements in material costs related to increased volumes leading to lower per unit cost. Approximately 15.2% of the product gross margin percentage increase related to reductions in warranty costs commensurate with improvements in film quality from our suppliers and approximately 32.9% of the product gross margin percentage increase related to other operating efficiencies achieved related to our production activities.
Service gross margin increased $3.2 million, or 37.9% over 2017 and represented 80.4% and 76.6% of 2018 and 2017 total service revenue, respectively. The increase in service gross margin over 2017 was due mainly to installation labor efficiency gains commensurate with increased sales at our company owned installation centers. Sales from our Company-owned installation centers increased 40.5% primarily as a result of increased demand for our products and services in our Company-owned installation centers.
Operating Expenses
Sales and marketing expenses increased $1.9 million in 2018, or 37.5% over 2017, and represented 6.2% and 7.3% of 2018 and 2017 total revenue, respectively. This increase was primarily attributable to increases in sales staff and other marketing related expenses incurred to support the on-going growth of the business.
General and administrative expenses grew $5.3 million in 2018, or 55.4% over 2017, and represented 13.5% and 14.2% of 2018 and 2017 total revenue, respectively. The increase was due mainly to increases in personnel, occupancy costs, information technology costs and travel related costs to support the on-going growth of the business and increases in professional fees due mainly to the ancillary costs related to the preparation and filing of this registration statement.

Other (Income) Expense, Net
Other expense increased $0.3 million from 2017, primarily due to the impact from exchange rate fluctuations partially offset by reductions in interest cost due to overall lower debt levels in 2018.
Income Tax Expense
Income tax expense increased $1.6 million from 2017, primarily due to increased profitability in 2018. On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax cuts and Jobs Act or Tax Reform Act. The Tax Reform Act made broad and complex changes to the U.S. tax code that affected the Company, including but not limited to, a permanent reduction of the U.S. corporate income tax rate from 34% to 21% effective January 1, 2018.
Net Income
Net income for the period increased by $7.7 million from 2017, to $8.7 million in 2018 owing mainly to the aforementioned increases in revenue and gross margin.
Liquidity and Capital Resources
The primary source of liquidity for our business is cash flows provided by operations. We expect to continue to have cash requirements to support working capital needs, capital expenditures, and to pay interest and service debt, if applicable. We believe we have the ability and sufficient capacity to meet these cash requirements by using available cash and internally generated funds and borrowing under committed credit facilities. We are focused on continuing to generate positive operating cash to fund our operational and capital investment initiatives. We have sufficient liquidity to operate for at least the next 12 months from the date of filing this registration statement.
Operating activities . Cash flows provided by operations totaled approximately $1.0 million for the three months ended March 31, 2019 , compared to  $0.7 million for the three months ended March 31, 2018 . This increase was primarily due to decreases in working capital investments relative to what was required in the 2018 period. Cash flows provided by operations totaled approximately $6.8 million for the year ended December 31, 2018, compared to  $3.0 million for the year ended December 31, 2017 . This increase was primarily as a result of strong positive cash flow due mainly to cash generated from increased revenues and gross margins.
Investing activities . Cash flows used in investing activities totaled approximately $0.4 million during the three months ended March 31, 2019 compared to $0.2 million during the three months ended March 31, 2018. This increase was primarily due to increases in capital expenditures to support the on-going needs of the business. Cash flows used in investing activities totaled approximately $3.1 million during the year ended December 31, 2018 compared to $2.3 million during the year ended December 31, 2017. This increase includes approximately $0.8 million attributable to our acquisitions during the year ended December 31, 2018 . Investments in property and equipment also increased by $0.5 million compared to prior year capital expenditures.
Financing activities. Cash flows used in financing activities during the three months ended March 31, 2019 totaled approximately $0.2 million compared to $0.4 million in the same period in 2018. This decrease was due mainly to reductions in debt levels during the three months ended March 31, 2019 compared to three three months ended March 31, 2018. Cash flows used in financing activities during the year ended December 31, 2018 totaled approximately $3.1 million compared to a source of funds of $1.0 million in the prior year ended December 31, 2018 due primarily to $1.5 million in additional net principal reductions on the Company’s revolving line of credit and the prior year’s net proceeds of $2.6 million from the issuance of Common Stock.

Debt obligations at March 31, 2019, December 31, 2018 and December 31, 2017 totaled approximately $1.7 million, $1.8 million and $4.0 million, respectively.
Credit Facilities
Our credit facilities consist of a $8.5 million revolving line of credit agreement with The Bank of San Antonio and a revolving credit facility maintained by our Canadian subsidiary. The Bank of San Antonio facility is utilized to fund our working capital needs and is secured by a security interest in substantially all of our current and future assets. The line has a variable interest rate of the Wall Street Journal prime rate plus 0.75% with a floor of 4.25% and matures in May 2020. The interest rate at March 31, 2019, December 31, 2018 and 2017 was 6.25%, 6.25% and 5.25%, respectively. As of March 31, 2019 and December 31. 2018, no balance was outstanding on this line. As of December 31, 2017, the balance outstanding was $2.0 million.
The credit agreement contains customary covenants including covenants relating to complying with applicable laws, delivery of financial statements, payment of taxes and maintaining insurance. The credit agreement also requires that  XPEL must maintain debt service coverage (EBITDA divided by the current portion of long-term debt plus interest) of 1.25:1 and debt to tangible net worth of 4.0:1 on a rolling four quarter basis. The credit agreement also contains customary events of default including the failure to make payments of principal and interests, the breach of any covenants, the occurrence of a material adverse change, and certain bankruptcy and insolvency events.
During 2018, XPEL Canada Corp., a wholly-owned subsidiary of XPEL, Inc. entered into an Canadian Dollar (“CAD”) $4.5 million revolving credit facility through HSBC Bank Canada. This facility is utilized to fund our working capital needs in Canada. This facility bears interest at HSBC Canada Bank’s prime rate plus .25% per annum and is guaranteed by the parent company. As of March 31, 2019 and December 31, 2018, no balance was outstanding on this facility.
2017 Private Placement
On February 27, 2017, the Company issued 1,659,182 shares of common Stock at a price of $1.43 per share to accredited investors in reliance on the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(2) of the Securities Act. On March 21 , 2017, the Company issued an additional 168,465 shares of Common Stock at a price of $1.43 share to accredited investors in reliance on the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(2) of the Securities Act. The net proceeds from this private placement of $2.6 million were used to fund on-going operations. Issuance costs related to this private placement totaled $0.04 million and were recorded as a reduction in proceeds in additional paid-in-capital.
RECENTLY ADOPTED ACCOUNTING STANDARDS
In February 2016, the Financial Accounting Standards Board issued ASU 2016-02, “Leases” (“the new lease standard” or “ASC 842”), which requires an entity to recognize both assets and liabilities arising from financing and operating leases, along with additional qualitative and quantitative disclosures. The new lease standard requirements were effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. The Company adopted this standard effective January 1, 2019. The adoption of this standard caused the Company to record Right-of-Use (ROU) lease assets and operating lease liabilities of $4,145,789 and $4,238,606, respectively, as of March 31, 2019 . Refer to Note 13 of the Notes to Condensed Consolidated Financial Statements March 31, 2019 and 2018 for additional information related to the adoption of this standard.
On January 1, 2018, we adopted Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers”, and all related amendments, using the full retrospective transition method. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Topic 606 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most prior revenue recognition guidance. This new standard requires an entity to recognize revenue for the transfer of promised goods or services to a customer in an amount that reflects the consideration that the entity expects to receive and consistent with the delivery of the performance obligation described in the underlying contract with the customer. There was no impact to the amount or timing of revenue that the Company had recognized in prior periods.
In November 2016, the FASB issued new standards on the statement of cash flows and restricted cash that change the presentation of restricted cash and cash equivalents on the statement of cash flows. Restricted cash and restricted cash equivalents will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. We adopted this standard effective January 1, 2017. The adoption of this standard did not have a material effect on the consolidated financial statements.
In January 2017, the FASB issued ASU 2017-01, “Business Combinations – Clarifying the Definition of a Business.” ASU 2017-01 narrows the definition of a business and provides a screen to determine when a set of the three elements of a business – inputs, processes, and outputs – are not a business. The screen requires that when substantially all the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. If the screen is not met, the amendments (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. The amendments provide a framework to assist entities in evaluating whether both an input and a substantive process are present. We adopted this standard effective January 1, 2017. The adoption of this standard did not have a material effect on the consolidated financial statements.
In January 2017, the FASB issued new guidance on goodwill impairment intended to simplify the testing for goodwill impairment by the elimination of Step 2 in the determination on whether goodwill should be considered impaired. The annual and/or interim assessments are still required to be completed. This guidance is effective for fiscal years (including interim periods) beginning after December 15, 2019, which is the Company’s fiscal year ending December 31, 2020. We adopted this standard effective January 1, 2017. The adoption of this standard did not have a material effect on the consolidated financial statements.
RECENT ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED
In August 2018, the FASB issued ASU 2018-15, “Intangibles – Goodwill and Other – Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract” in order to provide additional guidance on the accounting for costs of implementation activities performed in a cloud computing arrangement that is a service contract. This is an amendment to ASU 2015-05, “Intangibles—Goodwill and Other—Internal-Use Software: Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company is still assessing this guidance and the impact it will have on its consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Changes to the Disclosure Requirements for Fair Value Measurement, to amend the disclosure requirements related to fair value measurements. These amendments include, but are not limited to, additional disclosures related to the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The standard has an effective date for annual periods beginning after December 15, 2019, and interim periods within those annual periods, with early adoption permitted. The Company is still assessing this guidance and the impact it will have on its consolidated financial statements.
Critical Accounting Policies
We have adopted various accounting policies to prepare the consolidated financial statements in accordance with U.S. GAAP. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. We identified the critical accounting policies which affect our more significant estimates and assumptions used in preparing our consolidated financial statements.
Certain of the most critical estimates that require significant judgment are as follows:
Allowance for Doubtful Accounts
When evaluating the adequacy of the allowance for doubtful accounts, we analyze accounts receivable, historical write-offs of bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms. We maintain an allowance for doubtful accounts at an amount estimated to be sufficient to provide adequate protection against losses resulting from collecting less than full payment on outstanding accounts receivable. An amount of judgment is required when assessing the ability to realize accounts receivable, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers was to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for uncollectible accounts may be required. As of March 31, 2019, our allowance for doubtful accounts was $0.2 million . This allowance was $0.1 million and $0.3 million as of December 31, 2018 and 2017, respectively. Based on our analysis, we believe the reserve is adequate for any exposure to credit losses.
Inventory Reserves
Inventory reserves are maintained for the estimated value of the inventory that may have a lower value than stated or quantities in excess of future production needs. We have an evaluation process to assess the value of the inventory that is slow moving, excess or obsolete on a quarterly basis. We evaluate our inventory based on current usage and the latest forecasts of product demand and production requirements from our customers. As of March 31, 2019, our inventory reserve was $0.1 million . This reserve was $0.2 million as of both December 31, 2018 and 2017. Based on our evaluation, we believe the reserve to be adequate.
Recoverability of Long-Lived Assets
The Company reviews its long-lived assets whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable and determines potential impairment by comparing the carrying value of the assets with expected net cash flows expected to be provided by operating activities of the business or related products. If the sum of the expected undiscounted future net cash flows were less than the carrying value, we would determine whether an impairment loss should be recognized. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the asset. No impairment losses were recorded in any year presented.
Goodwill and Intangible Assets
Goodwill represents the excess purchase price over the fair value of tangible net assets acquired in business combinations after amounts have been allocated to intangible assets. Goodwill is not amortized, but is reviewed for impairment during the last quarter of each year, or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, using a discounted cash flow model and comparable market values of each reporting unit. Measuring the fair value of reporting units is a Level 3 measurement under the fair value hierarchy. See Note 12, Fair Value Measurements, for a discussion of levels.
Intangible assets primarily consist of capitalized software, customer relationships, trademarks and non-compete agreements. These assets are amortized on a straight-line basis over the period of time in which their expected benefits will be realized. Indefinite-lived intangible assets are not amortized but are tested at least annually for impairment.
Revenue Recognition
Our revenue is comprised primarily of product and services sales where we act as principal to the transaction.  All revenue is recognized when the Company satisfies its performance obligation(s) by transferring the promised product or service to our customer when our customer obtains control of the product or service, with the majority of our revenue being recognized at a point in time. A performance obligation is a promise in a contract to transfer a distinct product or service to a customer. A contract’s transaction price is allocated to each distinct performance obligation. Revenue is recorded net of returns, allowances. Sales, value add, and other taxes collected from customers and remitted to governmental authorities are accounted for on a net (excluded from revenues) basis. Shipping and handling costs are accounted for as a fulfillment obligation, on a net basis, and are included in cost of sales.
Business Combinations
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. Acquisition-related expenses are recognized separately from the business combination and are recognized as general and administrative expense as incurred.
There have been no other material changes to our critical accounting policies and estimates from those previously disclosed in our consolidated financial statements.
Related Party Relationships
There are no family relationships between or among any of our directors or executive officers. There are no arrangements or understandings between any two or more of our directors or executive officers, and there is no arrangement, plan or understanding as to whether non-management stockholders will exercise their voting rights to continue to elect the current Board. There are also no arrangements, agreements or understandings between non-management stockholders that may directly or indirectly participate in or influence the management of our affairs.
Off-Balance Sheet Arrangements
As of March 31, 2019, December 31, 2018 and 2017, we did not have any relationships with unconsolidated organizations or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements. We do not engage in off-balance sheet financing arrangements. In addition, we do not enaged in trading activities involving non-exchange contracts.

Item 3 – Properties
Our principal office is located in leased premises in San Antonio, Texas. Our operations are conducted in facilities throughout North America and Europe. These facilities house production, distribution and operations, as well as installation services, sales and marketing. A description of our principal facilities as of March 31, 2019 is set forth in the chart below .

Location	Leased or Owned	Square Footage	Facility Activity
Headquarters:
San Antonio, Texas	Leased	16,651	Training/Admin functions
Other Properties:
Austin, Texas	Leased	3,880	Sales/Installation
Boise, Idaho	Leased	4,986	Sales/Installation
Calgary, Alberta, Canada	Leased	5,680	Warehouse/Sales/Training
Dallas, Texas	Leased	1,625	Sales/Installation
Dallas, Texas	Leased	1,125	Sales/Installation
Guadalajara, Jalisco, Mexico	Leased	6,830	Warehouse/Sales/Training
Houston, Texas	Leased	7,780	Sales/Installation
Las Vegas, Nevada	Leased	6,864	Sales/Installation
Letchworth, United Kingdom	Leased	3,632	Sales/Installation/Training
San Antonio, Texas	Leased	48,770	Warehouse/production
San Antonio, Texas	Leased	4,992	Sales/Installation
Terrebonne, Quebec, Canada	Leased	12,440	Warehouse/Sales/Training
Tilburg, The Netherlands	Leased	21,527	Warehouse/Sales/Training
Yilan City, Yilan County, Taiwan	Leased	4,300	Warehouse/Sales
We believe that our facilities are suitable for their purpose and are sufficient to support our current business needs.

Item 4 – Security Ownership of Certain Beneficial Owners and Management
Based upon information received from the persons concerned, each person known to XPEL to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of XPEL, each director, each of the executive officers and all directors and officers of XPEL as a group, owned beneficially as of April 24, 2019, the number and percentage of outstanding shares of Common Stock of XPEL indicated in the following table. Except as otherwise noted below, the address for each of the beneficial owners is c/o XPEL, Inc., 618 W. Sunset Road, San Antonio, Texas 78216. None of the shares listed below have been pledged as security. For the purpose of calculating beneficial ownership, the applicable percentage of ownership is based upon 27,612,597 common shares outstanding as of May 29, 2019.

Name	Number of Common Stock Beneficially Owned, or Controlled or Directed	%
Mark E. Adams	3,175,171	11.5%
John A. Constantine	1,834,332	6.6%
Richard K. Crumly	4,634,699(1)	16.8%
Michael Klonne	50,425	*
Ryan L. Pape	1,323,602	4.8%
Barry R. Wood	30,000	*
Directors and Executive Officers as a group	11,088,229	40.2%
______________

*	Less than one percent (1%)

(1)
2,079,793 Common Stock are held by Adamas, LLC; 2,329,906 shares of Common Stock are held by Carpe, LLC; and 225,000 shares of Common Stock are held by Crumly Family Partners, Ltd. Mr. Crumly has represented to the Company that he is the sole beneficial owner of all of these shares.

Item 5 – Directors and Officers
The following table sets forth the names, ages and positions of the directors and executive officers of the Company as of May 29, 2019:

Name	Age	Position(s) Presently Held
Ryan L. Pape	37	President, Chief Executive Officer and Director
Barry R. Wood	56	Senior Vice President and Chief Financial Officer

John A. Constantine	59	Director
Richard K. Crumly	62	Director
Michael A. Klonne	67	Director
Mark E. Adams	57	Director

The business experience and background of each of our directors and executive officers is provided below:
Executive Officers
Ryan L. Pape
Mr. Pape has served as our President and Chief Executive Officer since 2009 and as a director since 2010. In these roles, he is responsible for providing strategic leadership by working with the Board and the management team to establish long-term goals, growth strategies, and policies and procedures for the Company. Mr. Pape’s primary objective is to ensure the Company’s affairs are carried out competently, ethically, in accordance with the law, and in the best interest of employees, customers and stockholders. From 2008 to 2009, Mr. Pape served as our Vice President of Operations, and has previously also served in other positions in operations and technology within the Company. Prior to his initial employment with the Company in 2004, Mr. Pape started his career in technology consulting. Mr. Pape graduated from the University of Texas in Austin with a Bachelor of Science Degree in Computer Science.
Mr. Pape was appointed President and Chief Executive Officer of the Company in 2009. Our Board has determined that Mr. Pape is qualified to serve as a director and President and Chief Executive Officer based on his extensive experience with strategy, technology and product distribution and his proven ability to bring people together and develop a strong team of leaders.
Barry R. Wood
Mr. Wood joined the Company in June 2016 as Senior Vice President and Chief Financial Officer. In this role, he oversees the Company’s finance functions, including accounting, risk management, treasury management, investor relations and corporate development, and human resources. Mr. Wood brings to the Company significant financial and operational expertise, having spent his entire professional career in the public accounting and finance fields. During his 4 year tenure as Vice President of Dispensing Operations with OptumRx, Inc. (previously Catamaran Home Delivery), from 2011 to 2016, Mr. Wood was responsible for back-end dispensing operations for four dispensing pharmacies. From 2008 to 2011, Mr. Wood served as the Chief Financial Officer of PTRX, Inc., a pharmacy benefits and prescription home delivery company, where he was responsible for all aspects of finance, treasury, audit, risk management, investor relations and human resources. Prior to this, Mr. Wood served in various executive finance roles with AT&T. Prior to that, Mr. Wood was as an audit manager for Ernst & Young. Mr. Wood graduated from Southern Illinois University - Edwardsville with a Bachelor of Science Degree in Accountancy, and obtained his Master of Business Administration with a Finance Concentration (MBA) at the University of Texas - Dallas. He earned his Certified Public Accountant designation in 1986 and his Chartered Global Management Accountant designation in 2010, and is currently licensed in Texas.
Our Board has determined that Mr. Wood is qualified to serve as Senior Vice President and Chief Financial Officer based on his strong expertise in a wide variety of financial skills and his many years of executive-level financial leadership.
Non-Employee Directors
John A. Constantine
Mr. Constantine is the co-founder and managing partner of two ambulatory surgical centers, a national employee benefits company and an international direct sales company with over 3,500 distributors. John has held these roles since 2011. Currently, Mr. Constantine serves as a director for two non-profit organizations: Affordable Housing Development Fund, Inc., an organization with a mission to facilitate the development of affordable rental and homeownership opportunities, and Small Business United, an organization that promotes the interests of small businesses on a national scale. Mr. Constantine graduated from the University of Texas at Austin with a Bachelor of Business Administration, with a minor in Real Estate Development.
Mr. Constantine became a director of the Company in 2010. Mr. Constantine brings to our Board his extensive background in company building as well as a strategic and visionary approach to leadership.
Richard K. Crumly
Mr. Crumly has been investing in start-up companies and other entrepreneurial ventures for more than 35 years.
Mr. Crumly also has years of experience investing in various real estate ventures, from raw land to developed properties. Mr. Crumly has been involved in ventures ranging from product manufacturing, industrial and consumer goods to telecommunications and technology from early-stage funding to transitioning to the public market. Mr. Crumly has also advised some privately held companies. He graduated from Trinity University in San Antonio with a Bachelor of Science in Business Administration. Mr. Crumly has served on the Board since 2010.
We believe that Mr. Crumly’s qualifications to serve on our Board include his entrepreneurial experience and broad investment background.
Michael A. Klonne
Mr. Klonne built a successful career from entry level sales to President and CEO. From 1993 to 1996, Mr. Klonne played a major part in the growth of Findley Adhesives from a $20 million, regional company to a $300 million global company leading to the ultimate sale of the company to Bostik, S.A. From 1996 to 2010, Mr. Klonne served as Chief Executive Officer of Bostik, Inc, a subsidiary of Bostik, S.A., of Paris France, helping grow Bostik, Inc.’s revenue to $1 billion with over 1,000 employees at 20 sites across North America, Latin America, Europe and Asia. He received his Bachelor of Science in Business Education at the University of Cincinnati, and his Master of Business Administration from Duke University.
Since 2013, Mr. Klonne has been serving as an industry leading consultant in the adhesives and polymers industries. His clients have included private equity firms, top global consumer companies and other industry leaders. Mr. Klonne is also active in the support of non-profit education startup companies and schools. Mr. Klonne also serves as board chairman for the Right Step, Inc., a 501(c)(3) Choice School in Milwaukee, WI. Mr. Klonne has served on the Board since 2017.
We believe that Mr. Klonne’s qualifications to serve on our Board include his broad and deep senior-level experience in the products and sales industry as well as his general business acumen.
Mark E. Adams
Mr. Adams is a successful serial entrepreneur and visionary who has founded, led, built, and sold several companies he has created in a variety of different industries including Health Care, Finance, Manufacturing, Electric Vehicles, Restaurants, Insurance, Software, Real Estate, Medical Products, Nutritional Products, Digital Communications, Farming, and others. Mr. Adams spent the first 17 years of his career working for large public companies such as Xerox, Johnson & Johnson and Bostik, and has spent the last 16 years creating, building, running and selling several successful companies in a variety of different industries.
After graduating from Texas State University with a BBA in Marketing in 1985, Mr. Adams spent the next 17 years working for three global market leading companies including Xerox, Johnson & Johnson and Bostik. Mr. Adams spent 12 years at Bostik where he held a variety of senior sales management and business management roles in the US, Latin America, Europe and Asia. During his tenure at Bostik, Mr. Adams also managed the company’s two largest global customer relationships, and he also spent 3 years as the General Manager and a Director of Bostik’s largest joint venture company headquartered in Osaka, Japan.
Then in 2000, Mr. Adams decided to leave Bostik to pursue an entrepreneurial path and bought a minority interest in a small Industrial distribution business. There he grew sales and net income by almost 300% in 3 years. Upon selling his interest in that company in 2003, Mr. Adams then founded Advocate, MD Financial Group, Inc., which created and operated what became one of the largest medical liability insurance underwriting companies in Texas and Mississippi. Mr. Adams sold that company in 2009 and continued running the company as President and CEO until 2011. In 2007, Mr. Adams co-founded Murphy Adams Restaurant Group, Inc. which today owns over 40 restaurants including Mama Fu’s Asian House restaurants in the US and internationally, and Austin’s Pizza restaurants in Central Texas. In 2008, Mr. Adams co-founded Kind Health, Inc., which is today one of the nation’s fastest growing on-line health insurance companies. Mr. Adams is the co-founder of Sustainability initiatives, LLC., Austin Electric Vehicles, Inc., Direct Biologics, LLC, Tru-EV Financial, Inc., Evergreen Farms, LLC and is a co-founder and large owner of at least 12 other successful companies in a variety of industries all currently in operation today.
Mr. Adams is a past winner of the prestigious Ernst & Young Entrepreneur of the Year Award for Central Texas and was named an Outstanding Texas Entrepreneur by the Governor of Texas and the Texas House of Representatives. Mr. Adams serves on the board of directors of numerous companies including public (NASDAQ & TSX), private and non-profit boards. Mr. Adams is a long serving member of the McCoy College of Business Advisory Board at Texas State University and was named a 2018 Distinguished Alumnus of Texas State University. Mr. Adams is a large individual XPEL stock holder and has served on the XPEL Board of Directors since 2010.
Independence of Directors
The Board has determined that Messrs. Constantine, Crumly, Klonne and Adams are “independent” as defined in Rule 5605(a)(2) of The NASDAQ Stock Market Rules. Our Board currently consists of four independent directors and one non-independent director.
Board of Directors and Committees
The Board is responsible for directing and overseeing the business and affairs of the Company. The Board represents the Company’s stockholders and its primary purpose is to build long-term stockholder value. The Board meets on a regularly scheduled basis during the year to review significant developments affecting the Company and to act on matters that, in accordance with good corporate governance, require Board approval. It also holds annual meetings and acts by unanimous written consent when an important matter requires Board action between scheduled meetings.
Leadership Structure and Risk Oversight
Our Board recognizes that it is important to determine an optimal board leadership structure to ensure the independent oversight of management as the Company continues to grow.
The Board is actively involved in overseeing our risk management processes. The Board focuses on our general risk management strategy and ensures that appropriate risk mitigation strategies are implemented by management. Further, operational and strategic presentations by management to the Board include consideration of the challenges and risks of our businesses, and the Board and management actively engage in discussion on these topics. In addition, each of the Board’s committees considers risk within its area of responsibility. For example, the Audit Committee provides oversight to legal and compliance matters and assesses the adequacy of our risk-related internal controls. The Compensation Committee considers risk and structures our executive compensation programs to provide incentives to reward appropriately executives for growth without undue risk taking.

Board Committees
The Board has the following committees:
Audit Committee. The Audit Committee is appointed by the Board to assist the Board in its duty to oversee the Company’s accounting, financial reporting and internal control functions and the audit of the Company’s consolidated financial statements. The role of the Audit Committee is to oversee management in the performance of its responsibility for the integrity of the Company’s accounting and financial reporting and its systems of internal controls, the performance and qualifications of the Company’s independent auditor, including the independent registered accounting firm’s independence, and the Company’s compliance with legal and regulatory requirements.
Our Board has adopted an audit committee charter. The audit committee charter defines its primary duties to include the following oversight responsibilities with respect to the following principal areas:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control systems and review the Company’s consolidated financial statements;

•	Review and appraise the performance of the Company’s independent registered public accounting firm; and

•	Provide an open avenue of communication among the Company’s independent registered public accounting firm, financial and senior management and the Board
The current members of the Audit Committee are Messrs. Constantine, Crumly and Klonne. The Audit Committee met four times during the fiscal year ended December 31, 2018 and one time during the three months ended March 31, 2019.
Additionally, the SEC requires that at least one member of the Audit Committee have a heightened level of financial and accounting sophistication. Such a person is known as the audit committee financial expert under the SEC’s rules. Our Board has determined that Mr. Klonne is an audit committee financial expert, as the SEC defines that term, and is an independent member of our Board and our Audit Committee. Please see Mr. Klonne’s biography included in this registration statement for a description of his relevant experience.
Corporate Governance Committee. The Corporate Governance Committee’s primary duties include:

•	identifying individuals qualified to become members of our Board and recommending director candidates for election or re-election to our Board;

•	maintaining oversight of our Board and our governance functions and effectiveness;

•	considering and making recommendations to our Board regarding board size and composition, committee composition and structure and procedures affecting directors, and each director’s independence;

•	establishing standards for service on our Board; and

•	advising the Board on candidates for our executive offices, and conducting appropriate investigation of such candidates.
Our Corporate Governance Committee consists of Messrs. Adams, Constantine and Klonne. The Corporate Governance Committee met four times during the fiscal year ended December 31, 2018 and one time during the three months ended March 31, 2019.
Compensation Committee. The Compensation Committee reviews and recommends to the full Board (i) the adequacy and form of compensation of the Board; (ii) the compensation of the President and Chief Executive Officer, including base salary, incentive bonus, stock option and other grant, award and benefits upon hiring and on an annual basis; (iii) after obtaining the recommendation of the President and Chief

Executive Officer, the compensation of other senior management, including the Senior Vice President and Chief Financial Officer, upon hiring and on an annual basis; and (iv) the Company’s incentive compensation and other equity-based plans and recommends changes to such plans to our Board when necessary.
The current members of the Compensation Committee are Messrs. Adams, Constantine and Crumly. The Compensation Committee met four times during the fiscal year ended December 31, 2018 and one time during the three months ended March 31, 2019 .
Compensation Committee Interlocks and Insider Participation
None of the members of our Compensation Committee is or has been an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the Board or Compensation Committee (or other Board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board or Compensation Committee.
Code of Business Conduct and Ethics Policy
In 2018, our Board adopted a Code of Business Conduct and Ethics Policy which is applicable to all of our directors, officers and employees, including our President and Chief Executive Officer and Senior Vice President and Chief Financial Officer.
Compensation of Directors
The Compensation Committee is responsible for all forms of compensation to be granted to the directors of the Company. The Compensation Committee’s mandate includes reviewing and recommending director compensation proposals for approval by the Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and scope, and the availability of financial and other resources of the Company.
Non-executive directors receive annual directors’ fees of $60,000, plus $350 per month for each committee in which they participate. The chairman for each committee receives $500 per month.
The following table summarizes the compensation paid to directors, other than directors who are also named executive officers and whose compensation as directors is reflected in the Summary Compensation Table in the “Executive Compensation” section of this registration statement, for the fiscal year ended December 31, 2018.

Name(1)	Fee Earned ($)	Total ($)
Mark Adams	63,000	63,000
John A. Constantine	67,100	67,100
Richard K. Crumly	61,150	61,150
Mike Klonne(2)	62,700	62,700
_______________

(1)
Information for Ryan Pape, the Chief Executive Officer of the Company is provided under “Summary Compensation Table”. Mr. Pape does not receive any compensation for acting as a director of the Company.

(2)	Mr. Klonne was appointed to the Board on June 30, 2017

Item 6 – Executive Compensation
Compensation of Named Executive Officers of the Company
As of the date of this registration statement, the Company had two named executive officers, Ryan L. Pape, President and Chief Executive Officer; and Barry R. Wood, Senior Vice President and Chief Financial Officer.
The following table provides compensation information for the Company’s two most recently completed financial years in respect of the named executive officers.
Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(1)	Total ($)
Ryan L. Pape President and CEO	2018	350,000	162,750	—	—	—	—	23,760	536,510
	2017	260,000	91,000	—	—	—	—	21,695	372,695
Barry R. Wood Senior Vice President and CFO	2018	260,000	90,675	—	—	—	—	12,000	362,675
	2017	225,000	36,562	—	—	—	—	12,000	273,562
______________

(1)	All other compensation represents matching contributions for 401K and health insurance premiums.

Incentive Bonus Compensation
In addition to base salaries, the Company may award discretionary bonuses to executive officers. The bonus element of the Company’s Executive Compensation Program is designed to retain top quality talent and reward both corporate and individual performance during the Company’s last completed financial year. Bonuses are determined at the discretion of the Compensation Committee and are based on overall Company revenue, net income performance and other factors. The proposed bonus amounts and targets for executive officers are recommended by the Compensation Committee for review, discussion, and approval by the Board. The discretionary bonuses paid to each executive officer are included in the summary compensation table above under “Bonus.”
Stock Option Plan
The 2018 XPEL, Inc. Stock Option Plan (“Stock Option Plan”) authorizes us to grant incentive stock options and non-qualified stock options to our directors, executive officers, employees, consultants and any affiliate of the Company. Option grants generally have a term of less than 10 years, and no single participant in the plan may be granted more than 5% of the issued and outstanding shares of Common Stock of the Company in any 12-month period, unless we have obtained the approval of disinterested stockholders. The maximum number of shares allocated to and made available to be issued under the Plan shall not exceed 10% of the common shares issued and outstanding (on a non-diluted basis) at any time. There are currently no options issued under our Stock Option Plan.
The Stock Option Plan is administered by our Board and the grant of stock options are determined by an assessment of an individual’s current and expected future performance, level of responsibilities, and the importance of his or her position with and contribution to the Company. The number of shares of Common Stock issued under the Stock Option Plan and any other stock options of the Company may not exceed 10% of all of our issued and outstanding shares. The Stock Option Plan also requires us reserves sufficient shares of Common Stock to satisfy all outstanding options. The Board determines the exercise price of options issued pursuant to the Stock Option Plan, provided that such price meets the requirements of The NASDAQ Stock Market.
Item 7 – Certain Relationships and Related Transactions, and Director Independence
The Board has determined that Messrs. Constantine, Crumly, Klonne and Adams are “independent” as defined in Rule 5605(a)(2) of The NASDAQ Stock Market Rules. Our Board currently consists of four independent directors and one non-independent director.
There were no related party transactions during 2018 or during the three months ended March 31, 2019.
Item 8 – Legal Proceedings
From time to time, we are made parties to actions filed or have been given notice of potential claims relating to the ordinary conduct of our business, including those pertaining to commercial disputes, product liability, patent infringement and employment matters.
While we believe that a material impact on our financial position, results of operations or cash flows from any such future claims or potential claims is unlikely, given the inherent uncertainty of litigation, it is possible that an unforeseen future adverse ruling or unfavorable development could result in future charges that could have a material adverse impact. We do and will continue to periodically reexamine our estimates of probable liabilities and any associated expenses and receivables and make appropriate adjustments to such estimates based on experience and developments in litigation. As a result, the current estimates of the potential impact on our financial position, results of operations and cash flows for the proceedings and claims described in the notes to our consolidated financial statements could change in the future.
Item 9 – Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters
Our Common Stock commenced trading on the TSX-V on February 27, 2006 and have been listed under the symbol “DAP.U”.
The closing price of our Common Stock on the TSX-V on May 24, 2019 was USD $4.50 per share. As of May 29, 2019, there were approximately 52 record holders of our Common Stock .
Dividend Policy
Holders of our Common Stock are entitled to receive such dividends as may be declared by our Board. No dividends have been paid with respect to our Common Stock and no dividends are anticipated to be paid in the foreseeable future. Any future decisions as to the payment of dividends will be at the discretion of our Board, subject to applicable law.

Equity Compensation Plan Information
For a description of our Stock Option Plan, see Item 6—“Executive Compensation—Stock Option Plan”.

(Shares in million) Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Approved by Stockholders
Equity compensation plans approved by stockholders	—	—	—
Equity compensation plans not approved by stockholders	—	—	—
Total	—	—	—
Item 10 – Recent Sales of Unregistered Securities
On February 27, 2017, the Company issued 1,659,182 shares of common Stock at a price of $1.43 per share to accredited investors in reliance on the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(2) of the Securities Act. On March 21 , 2017, the Company issued an additional 168,465 shares of Common Stock at a price of $1.43 share to accredited investors in reliance on the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(2) of the Securities Act. The net proceeds from this private placement of $2.6 million were used to fund on-going operations. Issuance costs related to this private placement totaled $0.04 million.
Item 11 – Description of Registrant’s Securities to be Registered
As of the date of this registration statement, our authorized capital stock consisted of 100,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. As of the date of this registration statement, 27,612,597 shares of Common Stock were issued and outstanding with approximately 52 stockholders of record.
Common Stock
Holders of Common Stock are entitled to receive notice of and to attend all meetings of stockholders of the Company. Holders of Common Stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors. Holders of our Common Stock do not have preemptive rights to subscribe for additional shares of Common Stock issued by us.
Holders of our Common Stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available for that purpose.
In the event of liquidation, holders of Common Stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of preferred stock. All of the outstanding shares of our Common Stock are fully paid and non-assessable.
Preferred Stock
Our articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series with such voting powers, designations, preferences and rights or qualifications as adopted by the Board of Directors. Upon issuance, the shares of preferred stock will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds. Holders of preferred stock will not have any preemptive rights.
Anti-takeover Effects of Certain Provisions of Bylaws
On May 15, 2018, the Board adopted Amended and Restated Bylaws of the Company (the “Amended and Restated Bylaws”), which were approved by the stockholders of the Company on June 29, 2018. Certain provisions in our Amended and Restated Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market value for the Common Stock. Such provisions include:

•	Authorizing our Board to adopt, amend or repeal our Amended and Restated By-Laws without stockholder approval;

•	Requiring advance notice of any stockholder nomination for the election of directors or any stockholder proposal;

•	Requiring any stockholder action to be taken only at a duly called annual or special meeting of the stockholders, and not by written consent;

•	Authorizing only our Board, and not stockholders, to fix the number of directors; and

•	Authorizing only our Board to fill director vacancies and newly created directorships.
Exclusive Forum
Our Amended and Restated Bylaws provide that, with certain limited exceptions, unless we consent in writing to the selection of an alternative forum, the state and federal courts located in Bexar County, Texas will be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of, or a claim based on, breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder to us or our stockholders, (iii) action asserting a claim against us or any current or former director, officer, employee or stockholder arising pursuant to any provision of Chapters 78 and 92 of the Nevada Revised Statutes or our Amended and Restated Bylaws or (iv) action assert a claim against us or any current or former director, officer, employee or stockholder (including any beneficial owner of stock) governed by the internal affairs doctrine. The enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. The choice of forum provision does not apply to any actions arising under the Securities Act or the Exchange Act.
Anti-Takeover Statutes
Chapter 78 of the Nevada Revised Statutes, which we refer to as the Nevada GCL, contains two provisions, described below as “Combination Provisions” and the “Control Share Act,” that may make the unsolicited or hostile attempts to acquire control of a corporation through certain types of transactions more difficult.
Restrictions on Certain Combinations between Nevada Resident Corporations and Interested Stockholders
The Nevada GCL includes certain provisions (the “Combination Provisions”) prohibiting certain “combinations” (generally defined to include certain mergers, disposition of assets transactions, and share issuance or transfer transactions) between a resident domestic corporation and an “interested stockholder” (generally defined to be the beneficial owner of 10% or more of the voting power of the outstanding shares of the corporation), except those combinations which are approved by the board of directors before the interested stockholder first obtained a 10% interest in the corporation’s stock. There are additional exceptions to the prohibition, which apply to combinations if they occur more than three years after the interested stockholder’s date of acquiring shares. The Combination Provisions apply unless the corporation elects against their application in its original articles of incorporation or an amendment thereto or timely elected against their application in its bylaws no later than October 31, 1991. Our articles of incorporation and bylaws do not currently contain a provision rendering the Combination Provisions inapplicable.
Nevada Control Share Act
Nevada Revised Statutes 78.378 through 78.3793, inclusive, which we refer to as the Control Share Act, imposes procedural hurdles on and curtails greenmail practices of corporate raiders. The Control Share Act temporarily disenfranchises the voting power of “control shares” of a person or group (“Acquiring Person”) purchasing a “controlling interest” in an “issuing corporation” (as defined in the Nevada GCL) not opting out of the Control Share Act. In this regard, the Control Share Act will apply to an “issuing corporation” unless, before an acquisition is made, the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest provide that it is inapplicable. Our articles of incorporation and bylaws do not currently contain a provision rendering the Control Share Act inapplicable.
Under the Control Share Act, an “issuing corporation” is a corporation organized in Nevada which has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and which does business in Nevada directly or through an affiliated company. Our status at the time of the occurrence of a transaction governed by the Control Share Act (assuming that our articles of incorporation or bylaws have not theretofore been amended to include an opting out provision) would determine whether the Control Share Act is applicable.
The Control Share Act requires an Acquiring Person to take certain procedural steps before such Acquiring Person can obtain the full voting power of the control shares. “Control shares” are the shares of a corporation (1) acquired or offered to be acquired which will enable the Acquiring Person to own a “controlling interest,” and (2) acquired within 90 days immediately preceding that date. A “controlling interest” is defined as the ownership of shares which would enable the Acquiring Person to exercise certain graduated amounts (beginning with one-fifth) of all voting power of the corporation. The Acquiring Person may not vote any control shares without first obtaining approval from the stockholders not characterized as “interested stockholders” (as defined below).
To obtain voting rights in control shares, the Acquiring Person must file a statement at the registered office of the issuer (“Offeror’s Statement”) setting forth certain information about the acquisition or intended acquisition of stock. The Offeror’s Statement may also request a special meeting of stockholders to determine the voting rights to be accorded to the Acquiring Person. A special stockholders’ meeting must then be held at the Acquiring Person’s expense within 30 to 50 days after the Offeror’s Statement is filed. If a special meeting is not requested by the Acquiring Person, the matter will be addressed at the next regular or special meeting of stockholders.
At the special or annual meeting at which the issue of voting rights of control shares will be addressed, “interested stockholders” may not vote on the question of granting voting rights to control the corporation or its parent unless the articles of incorporation of the issuing corporation provide otherwise. Our articles of incorporation do not currently contain a provision allowing for such voting power.
If full voting power is granted to the Acquiring Person by the disinterested stockholders, and the Acquiring Person has acquired control shares with a majority or more of the voting power, then (unless otherwise provided in the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest) all stockholders of record, other than the Acquiring Person, who have not voted in favor of authorizing voting rights for the control shares, must be sent a “dissenter’s notice” advising them of the fact and of their right to receive “fair value” for their shares. Our articles of incorporation and bylaws do not provide otherwise. By the date set in the dissenter’s notice, which may not be less than 30 or more than 60 days after the dissenter’s notice is delivered, any such stockholder may demand to receive from the corporation the “fair value” for all or part of his shares. “Fair value” is defined in the Control Share Act as “not less than the highest price per share paid by the Acquiring Person in an acquisition.”
The Control Share Act permits a corporation to redeem the control shares in the following two instances, if so provided in the articles of incorporation or bylaws of the corporation in effect on the tenth day following the acquisition of a controlling interest: (1) the Acquiring Person fails to deliver the Offeror’s Statement to the corporation within 10 days after the Acquiring Person’s acquisition of the control shares; or (2) an Offeror’s Statement is delivered, but the control shares are not accorded full voting rights by the stockholders. Our articles of incorporation and bylaws do not address this matter.
Transfer Agents and Registrar
Our transfer agent for our Common Stock is TSX Trust Company. Our non-record keeping US co-agent is Continental Stock Transfer and Trust Company.
Item 12. – Indemnification of Directors and Officers
Subsection 7 of Section 78.138 of the Nevada Revised Statutes (the “Nevada Law”) provides that, subject to certain limited statutory exceptions, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer, unless it is proven that the act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and such breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The statutory standard of liability established by Section 78.138 controls even if there is a conflicting provision in the corporation’s articles of incorporation unless an amendment to XPEL’s Articles of Incorporation were to provide for greater individual liability.
Subsection 1 of Section 78.7502 of the Nevada Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (any such person, a “Covered Person”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Covered Person in connection with such action, suit or proceeding if the Covered Person is not liable pursuant to Section 78.138 of the Nevada Law or the Covered Person acted in good faith and in a manner the Covered Person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe the Covered Person’s conduct was unlawful.
Subsection 2 of Section 78.7502 of the Nevada Law empowers a corporation to indemnify any Covered Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in the capacity of a Covered Person against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the Covered Person in connection with the defense or settlement of such action or suit, if the Covered Person is not liable pursuant to Section 78.138 of the Nevada Law or the Covered Person acted in good faith and in a manner the Covered Person reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification may be made in respect of any claim, issue or matter as to which the Covered Person shall have been adjudged by a court of competent jurisdiction (after exhaustion of all appeals therefrom) to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the Covered Person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.7502 of the Nevada Law further provides that to the extent a Covered Person has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Subsection 1 or 2 of Section 78.7502, as described above, or in the defense of any claim, issue or matter therein, the corporation shall indemnify the Covered Person against expenses (including attorneys’ fees) actually and reasonably incurred by the Covered Person in connection with the defense.
Subsection 1 of Section 78.751 of the Nevada Law provides that any discretionary indemnification pursuant to Section 78.7502 of the Nevada Law, unless ordered by a court or advanced pursuant to Subsection 2 of Section 78.751, may be made by a corporation only as authorized in the specific case upon a determination that indemnification of the Covered Person is proper in the circumstances. Such determination must be made (a) by the stockholders, (b) by the board of directors of the corporation by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (c) if a majority vote of a quorum of such nonparty directors so orders, by independent legal counsel in a written opinion, or (d) by independent legal counsel in a written opinion if a quorum of such nonparty directors cannot be obtained.
Subsection 2 of Section 78.751 of the Nevada Law provides that a corporation’s articles of incorporation or bylaws or an agreement made by the corporation may require the corporation to pay as incurred and in advance of the final disposition of a criminal or civil action, suit or proceeding, the expenses of officers and directors in defending such action, suit or proceeding upon receipt by the corporation of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Subsection 2 of Section 78.751 further provides that its provisions do not affect any rights to advancement of expenses to which corporate personnel other than officers and directors may be entitled under contract or otherwise by law.
Subsection 3 of Section 78.751 of the Nevada Law provides that indemnification pursuant to Section 78.7502 of the Nevada Law and advancement of expenses authorized in or ordered by a court pursuant to Section 78.751 does not exclude any other rights to which the Covered Person may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his or her official capacity or in another capacity while holding his or her office. However, indemnification, unless ordered by a court pursuant to Section 78.7502 or for the advancement of expenses under Subsection 2 of Section 78.751 of the Nevada Law, may not be made to or on behalf of any director or officer of the corporation if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action. Additionally, the scope of such indemnification and advancement of expenses shall continue for a Covered Person who has ceased to be a director, officer, employee or agent of the corporation, and shall inure to the benefit of his or her heirs, executors and administrators.
Section 78.752 of the Nevada Law empowers a corporation to purchase and maintain insurance or make other financial arrangements on behalf of a Covered Person for any liability asserted against such person and liabilities and expenses incurred by such person in his or her capacity as a Covered Person or arising out of such person’s status as a Covered Person whether or not the corporation has the authority to indemnify such person against such liability and expenses.
Our Amended and Restated Bylaws provide for indemnification of Covered Persons substantially identical in scope to that permitted under the Nevada Law. Such Bylaws provide that the expenses of directors and officers of XPEL incurred in defending any action, suit or proceeding, whether civil, criminal, administrative or investigative, must be paid by XPEL as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by XPEL.

XPEL has a contract for insurance coverage under which XPEL and certain Covered Persons (including the directors and officers of XPEL) are covered under certain circumstances with respect to litigation and other costs and liabilities arising out of actual or alleged misconduct of such Covered Persons.
The above-described provisions of the Nevada Law relating to the indemnification of directors and officers do not prohibit the indemnification of such persons in certain circumstances against liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Item 13. – Financial Statements and Supplementary Data
Item 14 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.

Item 15. – Financial Statements and Exhibits
(a) Consolidated Financial Statements.
The consolidated financial statements are filed as part of this registration statement and begin on page 58 and an index thereto is included in Item 13.
(b) Exhibits. The following exhibits are included as part of this registration statement:

Number	Description
3.1	Articles of Incorporation of the Company, filed with the Nevada Secretary of State on October 14, 2003.**

3.2	Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Nevada Secretary of State on December 29, 2003.**

3.3	Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Nevada Secretary of State on June 3, 2018.**

3.4	Amended and Restated Bylaws of the Company, effective as of May 11, 2018.**

4.1	Form of Common Stock Certificate.**

10.1	Business Loan Agreement, dated as of August 5, 2017, between XPEL Technologies Corp., as borrower, and The Bank of San Antonio, as lender.*

10.2
Change in Terms Agreement, dated as of May 5, 2018, modifying that certain Business Loan Agreement dated as of August 5, 2017, between XPEL Technologies, Corp., as borrower, and The Bank of San Antonio, as lender.*

10.3	Credit Facility Letter, dated September 11, 2018, by and among XPEL Canada Corp., as borrower, XPEL, Inc., as guarantor, and HSBC Bank Canada, as lender.*

10.4	Amended and Restated Supply Agreement by and between XPEL Technologies Corp., and entrotech, inc.**

10.5	Distribution Agreement dated May 31, 2018 by and between the Company and Shanghai Xing Ting Trading Co., Ltd.*

10.6	Stock Option Plan of the Company.**

14.1	Code of Business Conduct and Ethics.**

21.1	Subsidiaries of the Company.**
_______________

*	Filed herewith

**	Previously filed

XPEL, INC.
Condensed Consolidated Balance Sheets

	(Unaudited)	(Audited)
	March 31, 2019	December 31, 2018
Assets
Current
Cash and cash equivalents	$4,376,325	$3,971,226
Accounts receivable, net	5,948,048	5,554,313
Inventory, net	13,586,897	10,799,611
Prepaid expenses and other current assets	976,605	706,718
Total current assets	24,887,875	21,031,868
Property and equipment, net	3,561,133	3,384,206
Right-of-Use lease assets	4,145,789	—
Intangible assets, net	3,674,924	3,804,026
Other assets	37,452	—
Goodwill	2,320,384	2,322,788
Total assets	$38,627,557	$30,542,888
Liabilities
Current
Current portion of notes payable	836,133	853,150
Current portion lease liabilities	1,020,554	—
Accounts payable and accrued liabilities	8,462,688	6,292,093
Income tax payable	1,253,153	1,337,599
Total current liabilities	11,572,528	8,482,842
Deferred tax liability, net	450,899	478,864
Noncurrent portion of lease liabilities	3,218,052	—
Notes payable	833,872	968,237
Total liabilities	16,075,351	9,929,943
Stockholders’ equity
Preferred stock, $0.001 par value; authorized 10,000,000; none issued and outstanding	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 27,612,597 and 27,612,597 issued and outstanding, respectively	27,613	27,613
Additional paid-in-capital	11,348,163	11,348,163
Accumulated other comprehensive loss	(1,115,605)	(1,190,055)
Retained earnings	12,475,840	10,617,253
	22,736,011	20,802,974
Non-controlling interest	(183,805)	(190,029)
Total stockholders’ equity	22,552,206	20,612,945
Total liabilities and stockholders’ equity	$38,627,557	$30,542,888
See notes to condensed consolidated financial statements.

XPEL, INC.
Condensed Consolidated Statements of Income (Unaudited)

	Three months ended March 31,
	2019	2018
Revenue
Product revenue	$21,054,723	$22,094,242
Service revenue	3,670,723	3,027,278
Total revenue	24,725,446	25,121,520

Cost of Sales
Cost of product sales	15,688,033	16,849,836
Cost of service	887,333	666,539
Total cost of sales	16,575,366	17,516,375
Gross Margin	8,150,080	7,605,145

Operating Expenses
Sales and marketing	1,599,106	1,620,510
General and administrative	4,065,529	3,211,187
Total operating expenses	5,664,635	4,831,697

Operating Income	2,485,445	2,773,448

Interest expense	28,706	56,954
Loss on sale of property, plant and equipment	12,422	—
Foreign exchange loss (gain)	18,426	(33,381)

Income before income taxes	2,425,891	2,749,875
Income tax expense	565,888	661,062
Net income	1,860,003	2,088,813
Income (loss) attributed to non-controlling interest	1,416	(8,545)
Net income attributable to stockholders of the Company	$1,858,587	$2,097,358

Earnings per share attributable stockholders of the Company
Basic and diluted	$0.07	$0.08
Weighted Average Number of Common Shares
Basic and diluted	27,612,597	27,612,597
See notes to condensed consolidated financial statements.

XPEL, INC.
Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Three months ended March 31,
	2019	2018
Other comprehensive income
Net income	$1,860,003	$2,088,813
Foreign currency translation	79,258	(129,947)
Total comprehensive income	1,939,261	1,958,866
Total comprehensive income attributable to:
Stockholders of the Company	1,933,037	1,973,141
Non-controlling interest	6,224	(14,275)
Total comprehensive income	$1,939,261	1,958,866
See notes to condensed consolidated financial statements.

XPEL, INC.
Condensed Consolidated Statements of Changes in Stockholders’ Equity

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Equity attributable to Stockholders of the Company	Non-Controlling Interest	Total Stockholders’ Equity
	Shares	Amount
Balance as of December 31, 2017	27,612,597	$27,613	$11,348,163	$1,904,719	$(596,683)	$12,683,812	$(188,426)	$12,495,386
Net income	—	—	—	2,097,358	—	2,097,358	(8,545)	2,088,813
Foreign currency translation	—	—	—	—	(124,217)	(124,217)	(5,730)	(129,947)
Balance as of March 31, 2018	27,612,597	27,613	11,348,163	4,002,077	(720,900)	14,656,953	(202,701)	14,454,252

Balance as of December 31, 2018	27,612,597	27,613	11,348,163	10,617,253	(1,190,055)	20,802,974	(190,029)	20,612,945
Net income	—	—	—	1,858,587	—	1,858,587	1,416	1,860,003
Foreign currency translation	—	—	—	—	74,450	74,450	4,808	79,258
Balance as of March 31, 2019	27,612,597	$27,613	$11,348,163	$12,475,840	$(1,115,605)	$22,736,011	$(183,805)	$22,552,206
See notes to condensed consolidated financial statements.

XPEL, INC.
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Three Months Ended March 31,
	2019	2018
Cash flows from operating activities
Net income	$1,860,003	$2,088,813
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	200,818	159,318
Amortization of intangible assets	184,548	136,637
Impairments	66,364	—
Loss on sale of property and equipment	12,422	—
Bad debt expense	58,738	116,000
Deferred income tax	(41,439)	(24,206)
Accretion on notes payable	19,978	14,597

Changes in current assets and liabilities:
Accounts receivable	(414,560)	(1,095,017)
Inventory, net	(2,780,162)	(346,531)
Prepaid expenses and other current assets	(269,154)	74,377
Other assets	(37,715)	—
Accounts payable and accrued liabilities	2,241,833	(195,449)
Income tax payable	(86,825)	(231,094)
Net cash provided by operating activities	1,014,849	697,445
Cash flows used in investing activities
Purchase of property, plant and equipment	(400,814)	(163,982)
Proceeds from sale of property and equipment	14,629	—
Development of intangible assets	(55,425)	(31,340)
Net cash used in investing activities	(441,610)	(195,322)
Cash flows from financing activities
Repayments of notes payable	(188,406)	(407,302)
Net cash used in financing activities	(188,406)	(407,302)
Net change in cash and cash equivalents	384,833	94,821
Foreign exchange impact on cash and cash equivalents	20,266	(164,691)
Increase (decrease) in cash and cash equivalents during the period	405,099	(69,870)
Cash and cash equivalents at beginning of year	3,971,226	3,498,904
Cash and cash equivalents at end of year	$4,376,325	$3,429,034

Supplemental cash flow information
Cash paid for income taxes	$759,803	$807,369
Cash paid for interest	$7,644	$47,295
See notes to condensed consolidated financial statements.

XPEL Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019 and 2018
(Unaudited)

1.    INTERIM FINANCIAL INFORMATION
In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all necessary adjustments, which are of a normal recurring nature, and present fairly the condensed consolidated balance sheet of XPEL, Inc. and its subsidiaries (the “Company” or “XPEL”) as of March 31, 2019 and December 31, 2018 and the results of their operations and their cash flows for the three months ended March 31, 2019 and 2018 , in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
 These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes contained in this registration statement. These condensed consolidated financial statements also should be read in conjunction with the “Item 2 - Financial Information” section appearing in this report.
 Operating results for the three months ended March 31, 2019 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2019 .
 The Company evaluates events occurring after the date of the condensed consolidated financial statements requiring recording or disclosure in the condensed consolidated financial statements.
2.    SIGNIFICANT ACCOUNTING POLICIES
Nature of Business - The Company is based in San Antonio, Texas and sells, distributes, and installs after-market automotive products, including automotive paint protection film, headlight protection film, automotive window films and other related products.
The Company was incorporated in the state of Nevada, U.S.A. in October 2003 and its registered office is 618 W. Sunset Road, San Antonio, Texas, 78216.
Basis of Presentation - The consolidated financial statements are prepared in conformity with GAAP and include the accounts of the Company and its wholly owned or majority owned subsidiaries. The ownership interest of non-controlling participants in subsidiaries that are not wholly-owned is included as a separate component of stockholders’ equity. The non-controlling participants’ share of the net income is included as “Income attributable to noncontrolling interest” on the Condensed Consolidated Statements of Income and Comprehensive Income. Intercompany accounts and transactions have been eliminated.

XPEL Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019 and 2018
(Unaudited)

The functional currency for the Company is the United States dollar. The assets and liabilities of each of its foreign subsidiaries are translated into U.S dollars using the exchange rate at the end of the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period. Gains and losses from translations are recognized in foreign currency translation included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Foreign currency exchange gains and losses are recorded in other expense, net in the accompanying consolidated statements of income. The ownership percentages and functional currencies of the entities included in these consolidated financial statements are as follows:

Subsidiaries	Functional Currency	% Owned by XPEL, Inc.
XPEL, Ltd.	UK Pound Sterling	85%
Armourfend CAD, LLC	US Dollar	100%
XPEL Canada Corp.	Canadian Dollar	100%
XPEL B.V.	Euro	100%
XPEL de Mexico S. de R.L. de C.V.	Peso	100%
XPEL Acquisition Corp.	Canadian Dollar	100%
Protex Canada, Inc.	Canadian Dollar	100%
Apogee Corp.	New Taiwan Dollar	100%
Fiscal Year - The Company’s fiscal year ends on December 31. We report our interim quarterly periods on a calendar quarter basis.
Segment Reporting - Management has concluded that our chief operating decision maker (“CODM”) is our chief executive officer. The Company’s CODM reviews the entire organization’s consolidated results as a whole on a monthly basis to evaluate performance and make resource allocation decisions. Management views the Company’s operations and manages its business as one operating segment.
Use of Estimates - The preparation of these condensed consolidated financial statements in conformity to U.S. GAAP requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and underlying assumptions are reviewed on an ongoing basis. Actual outcomes may differ from these estimates under different assumptions and conditions.
Accounts Receivable - Accounts receivable are shown net of an allowance for doubtful accounts of $171,140 and $133,696 as of March 31, 2019 and December 31, 2018 , respectively. The Company evaluates the adequacy of its allowances by analyzing the aging of receivables, customer financial condition, historical collection experience, the value of any collateral and other economic and industry factors. Actual collections may differ from historical experience, and if economic, business or customer conditions deteriorate significantly, adjustments to these reserves may be required. When the Company becomes aware of factors that indicate a change in a specific customer’s ability to meet its financial obligations, the Company records a specific reserve for credit losses.
Provisions and Warranties - We provide a warranty on our products. Liability under the warranty policy is based on a review of historical warranty claims. Adjustments are made to the accruals as claims data experience warrant. Our liability for warranties as of March 31, 2019 and December 31, 2018 was $67,100 $70,250 , respectively.

XPEL Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019 and 2018
(Unaudited)

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS
In February 2016, the Financial Accounting Standards Board issued ASU 2016-02, “Leases” (“the new lease standard” or “ASC 842”), which requires an entity to recognize both assets and liabilities arising from financing and operating leases, along with additional qualitative and quantitative disclosures. The new lease standard requirements were effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. The Company adopted this standard effective January 1, 2019. In adopting this standard, the Company elected the package of practical expedients afforded thereby. This election allowed the Company, among other things, to carry forward prior lease classifications. The adoption of this standard caused the Company to record Right-of-Use (ROU) lease assets and operating lease liabilities of $4,145,789 and $4,238,606 , respectively, as of March 31, 2019 . Refer to Note 13 for additional information related to the adoption of this standard.
3.    REVENUE
Revenue recognition
The Company recognizes revenue when it satisfies a performance obligation by transferring control of the promised goods and services to a customer, in an amount that reflects the consideration that it expects to receive in exchange for those goods or services. This is achieved through applying the following five-step model:

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, the Company satisfies a performance obligation
The Company generates substantially all of its revenue from contracts with customers, whether formal or implied. Sales taxes collected from customers are remitted to the appropriate taxing jurisdictions and are excluded from sales revenue as the Company considers itself a pass-through conduit for collecting and remitting sales taxes, with the exception of taxes assessed during the procurement process of select inventories. Shipping and handling costs are included in cost of sales.
Revenues from product and services sales are recognized when control of the goods is transferred to the customer which occurs at a point in time typically upon shipment to the customer or completion of the service. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments.
Based upon the nature of the products the Company sells, its customers have limited rights of return which are immaterial. Discounts provided by the Company to customers at the time of sale are recognized as a reduction in sales as the products are sold.
Warranty obligations associated with the sale of our products are assurance-type warranties that are a guarantee of the product’s intended functionality and, therefore, do not represent a distinct performance obligation within the context of the contract. Warranty expense is included in cost of sales.
We apply a practical expedient to expense direct costs of obtaining a contract when incurred because the amortization period would have been one year or less.
Under its contracts with customers, the Company stands ready to deliver product upon receipt of a purchase order. Accordingly, the Company has no performance obligations under its contracts until its customers submit a purchase order. The Company does not enter into commitments to provide goods or

XPEL Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019 and 2018
(Unaudited)

services that have terms greater than one year. In limited cases, the Company does require payment in advance of shipping product. Typically, product is shipped within a few days after prepayment is received. These prepayments are recorded as contract liabilities on the consolidated balance sheet and are included in Accounts payable and accrued liabilities (Note 9). As the performance obligation is part of a contract that has an original expected duration of less than one year, the Company has applied the practical expedient under ASC 606 to omit disclosures regarding remaining performance obligations.
When the Company transfers goods or services to a customer, payment is due - subject to normal terms - and is not conditional on anything other than the passage of time. Typical payment terms range from due upon receipt to 30 days, depending on the type of customer and relationship. At contract inception, the Company expects that the period of time between the transfer of goods to the customer and when the customer pays for those goods will be less than one year, which is consistent with the Company’s standard payment terms. Accordingly, the Company has elected the practical expedient under ASC 606 to not adjust for the effects of a significant financing component. As such, these amounts are recorded as receivables and not contract assets.
The Company had no material contract assets or liabilities for any period presented.
The table below sets forth the disaggregation of revenue by product category:

	Three Months Ended March 31,
	2019	2018
Product Revenue
Paint protection film	$18,456,356	$20,216,148
Window film	1,832,917	1,171,856
Other	765,450	706,238
Total	21,054,723	22,094,242

Service Revenue
Software	$743,768	605,804
Cutbank credits	1,465,133	1,217,161
Installation labor	1,298,388	1,105,968
Training	163,434	98,345
Total	3,670,723	3,027,278

Total	$24,725,446	$25,121,520

XPEL Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019 and 2018
(Unaudited)

Because many of our international customers require us to ship their orders to freight forwarders located in the United States, we cannot be certain about the ultimate destination of the product. The following table represents our estimate of sales by geographic regions based on our understanding of ultimate product destination based on customer interactions, customer locations and other factors:

	Three Months Ended March 31,
	2019	2018
United States	$12,509,750	$9,207,415
China	4,519,197	7,824,864
Canada	3,098,364	3,835,725
Continental Europe	1,421,732	1,277,999
United Kingdom	883,358	623,944
Asia Pacific	871,958	513,939
Latin America	486,129	804,454
Middle East/Africa	883,132	925,543
Other	51,826	107,637
Total	$24,725,446	$25,121,520
Our largest customer accounted for 18.3% and 30.4% of our net sales during the the three months ended March 31, 2019 and 2018 , respectively. As of March 31, 2019 and December 31, 2018, there was no significant accounts receivable concentration.
4.    PROPERTY AND EQUIPMENT, NET
Property and equipment consists of the following:

	March 31, 2019	December 31, 2018
Furniture and fixtures	$971,204	$956,467
Computer equipment	971,049	939,979
Vehicles	712,610	730,765
Equipment	1,111,696	1,079,503
Leasehold improvements	1,123,081	941,627
Plotters	592,183	544,080
Construction in Progress	711,559	646,576
Total property and equipment	6,193,382	5,838,997
Less accumulated depreciation	2,632,249	2,454,791
Property and equipment, net	$3,561,133	$3,384,206
Depreciation expense for the three months ended March 31, 2019 and 2018 was $200,818 and $159,318 , respectively.

XPEL Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019 and 2018
(Unaudited)

5.    INTANGIBLE ASSETS, NET
Intangible assets consists of the following:

	March 31, 2019	December 31, 2018
Trademarks	$289,734	$289,734
DAP software platform	1,691,070	1,635,731
Trade name	461,267	457,766
Contractual and customer relationships	2,951,739	2,947,264
Non-compete	264,807	261,914
Other	151,130	150,267
Total cost	5,809,747	5,742,676
Less: Accumulated amortization	2,134,823	1,938,650
Intangible assets, net	$3,674,924	$3,804,026
Amortization expense for the three months ended March 31, 2019 and 2018 was $184,548 and $136,637 , respectively.
During the the three months ended March 31, 2019 , the Company sold a franchise territory to a new franchisee in Quebec. In connection with this arrangement, the Company closed its Quebec City installation location and recorded an impairment against all previously recognized intangible assets for that location. The Company recorded an impairment loss of $30,480 related to the intangible assets other than goodwill associated with this closed location. This impairment loss is reflected general and administrative expense on the condensed consolidated statements of income.
6.    GOODWILL
The following table summarizes goodwill transactions for the three months ended March 31, 2019 and 2018:

Balance December 31, 2017	$1,856,642
Foreign Exchange	(36,455)
Balance at March 31, 2018	$1,820,187

Balance December 31, 2018	$2,322,788
Impairment	(35,884)
Foreign Exchange	33,480
Balance March 31, 2019	$2,320,384
During the the three months ended March 31, 2019 , the Company sold a franchise territory to a new franchisee in Quebec. In connection with this arrangement, the Company closed its Quebec City installation location and recorded an impairment against all previously recognized intangible assets for that location. The Company recorded an impairment loss of $35,884 related to the Goodwill associated with this closed location. This impairment loss is reflected general and administrative expense on the condensed consolidated statements of income.

XPEL Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019 and 2018
(Unaudited)

7.    INVENTORIES
The components of inventory are summarized as follows:

	March 31, 2019	December 31, 2018
Film and film based products	$12,021,556	$9,399,067
Other products	1,307,790	1,264,862
Packaging and supplies	364,970	320,738
Inventory Reserve	(107,419)	(185,056)
	$13,586,897	$10,799,611
8.    DEBT
REVOLVING FACILITIES
The Company has entered into a $8,500,000 revolving line of credit agreement with The Bank of San Antonio to support its continuing working capital needs. The Bank of San Antonio has been granted a security interest in substantially all of the Company’s current and future assets. The line of credit has a variable interest rate of the Wall Street Journal prime rate plus 0.75% with a floor of 4.25% and matures on May 5, 2020. The interest rate at both March 31, 2019 and December 31, 2018 was 6.25% . As of March 31, 2019 and December 31, 2018, no balance was outstanding on this line.
The credit agreement contains customary covenants including covenants relating to complying with applicable laws, delivery of financial statements, payment of taxes and maintaining insurance. The credit agreement also requires that  XPEL must maintain debt service coverage (EBITDA divided by the current portion of long-term debt +interest) of 1.25:1 and debt to tangible net worth of 4.0:1 on a rolling four quarter basis. The credit agreement also contains customary events of default including the failure to make payments of principal and interests, the breach of any covenants, the occurrence of a material adverse change, and certain bankruptcy and insolvency events.
At March 31, 2019 and December 31, 2018, the Company was in compliance with all debt covenants.
XPEL Canada, Corp., a wholly owned subsidiary of XPEL, Inc. has also entered into a CAD $4,500,000 revolving line of credit agreement with HSBC Bank Canada to support its continuing working capital needs. The line has a variable interest rate of the HSBC Canada Bank’s prime rate plus 0.25% . The interest rate as of both March 31, 2019 and December 31, 2018 was 5.75% . As of March 31, 2019 and December 31, 2018, no balance was outstanding on this line of credit. This facility is guaranteed by the parent company.
NOTES PAYABLE
As part of its acquisition strategy, the Company uses a combination of cash and unsecured non-interest bearing promissory notes payable to fund its business acquisitions. The Company discounts the promissory note to fair value using market interests rates at the time of the acquisition.

XPEL Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019 and 2018
(Unaudited)

Notes payable are summarized as follows:

	Weighted Average Interest Rate	Matures	March 31,	December 31,
			2019	2018
Acquisition Notes Payable	4.49%	2022	1,670,005	1,821,387
Total Debt			1,670,005	1,821,387
Current Portion			836,133	853,150
Total Long-term debt			$833,872	$968,237
9.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The following table presents significant accounts payable and accrued liability balances as of period end:

	March 31, 2019	December 31, 2018
Trade payables	$6,663,285	$3,905,187
Payroll liabilities	644,239	1,194,237
Customer deposits	315,003	136,213
Other liabilities	840,161	1,056,456
	$8,462,688	$6,292,093
10.    FAIR VALUE MEASUREMENTS
Financial instruments include cash and cash equivalents (level 1), accounts receivable, accounts payable and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate fair value because of the near-term maturities of these financial instruments. For discussion of the fair value measurements related to goodwill refer to Note 6, Goodwill of the financial statements for years ended December 31, 3018 and 2017. At March 31, 2019 and December 31, 2018 , the book value and estimated fair value of the Company’s debt instruments were as follows:

Notes payable	March 31, 2019	December 31, 2018
Current maturities of notes payable	$836,133	$853,150
Long-term portion of notes payable	833,872	968,237
Fair Value of notes payable	$1,670,005	$1,821,387
The estimated fair value of debt is based on market quotes for instruments with similar terms and remaining maturities (Level 2 inputs and valuation techniques).
ASC 820 prioritizes the inputs to valuation techniques used to measure fair value into the following hierarchy:
Level 1 – Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Inputs other than the quoted prices in active markets that are observable either directly or indirectly, including: quoted prices for similar assets and liabilities in active markets; quoted prices for identical

XPEL Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019 and 2018
(Unaudited)

or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs that are supported by little or no market data and require the reporting entity to develop its own assumptions.
11.    INCOME TAXES
On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act, or Tax Reform Act. The Tax Reform Act makes broad and complex changes to the U.S. tax code that impacted the Company’s fiscal year ended December 31, 2018, including but not limited to, reducing the U.S. federal corporate tax rate from 35% to 21% effective January 1, 2018, generally eliminating the U.S. federal income taxes on dividends received from foreign subsidiaries and joint ventures after December 31, 2017, and imposing a one-time deemed repatriation tax on certain unremitted earnings of foreign subsidiaries and joint ventures.
The Company recorded income tax expense during the three months ended March 31, 2019 and 2018 of $ 565,888 and $ 661,062 , respectively.
12.    COMMITMENTS AND CONTINGENCIES

(a)	Contingencies
In the ordinary course of business activities , the Company may be contingently liable for litigation and claims with customers , suppliers and former employees . Management believes that adequate provisions have been recorded in the accounts where required. Management also has determined that the likelihood of any litigation and claims having a material impact on our results of operations, cash flows or financial position is remote.

(b)	Supply Agreement
Through our Amended and Restated Supply Agreement that we entered into with our primary supplier in March 2017, we have exclusive rights to commercialize, market, distribute and sell its automotive aftermarket products through March 21, 2020, which term automatically renews for successive two year periods thereafter unless terminated at the option of either party with two months’ notice. During such term, we have agreed to use commercially reasonable efforts to purchase a minimum of $5,000,000 of products quarterly from this principal supplier, with a yearly minimum purchasing requirement of $20,000,000 .

XPEL Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019 and 2018
(Unaudited)

13.    LEASES
We lease space under non-cancelable operating leases for office space, warehouse facilities, and installation locations. These leases do not have significant rent holidays, rent escalation provisions, leasehold improvement incentives, or other build-out clauses. Neither do these leases contain contingent rent provisions. We also lease vehicles and equipment to support our global operations. We have elected the practical expedient to combine lease and non-lease components. We have also elected to adopt the package of practical expedients that allow us not to reassess whether expired leases are or contain leases, not to reassess the lease classification of existing leases, and not to reassess initial direct costs for existing leases.
Some of our leases contain options to renew. The exercise of lease renewals is at our sole discretion; therefore, the renewals to extend the lease terms are not include in our ROU assets as it is not reasonably certain that they will be exercised. We regularly evaluate the renewal options and, when they are reasonably certain of exercise, we include the renewal period in our lease term.
As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments. We have a centrally managed treasury function; therefore, based on the applicable lease terms and the current economic environment, we apply a portfolio approach for determining the incremental borrowing rate.
Balance sheet information related to operating leases is as follows:

March 31, 2019
Operating lease ROU assets	$4,145,789

Current portion of operating lease liabilities	1,020,554
Noncurrent portion of operating lease liabilities	3,218,052
Total operating lease liabilities	$4,238,606
We had operating lease expenses of $302,243 for the three months ended March 31, 2019 . Variable lease payments for the same period were $108,081. We also had short-term lease expenses of $20,667 , and we made cash payments of $294,574 on leases subject to the accounting treatment describe above for the same three month period.
Weighted-average information associated with the measurement of our remaining operating lease obligations is as follows:

March 31, 2019
Weighted-average remaining lease term (in years)	6.39
Weighted-average discount rate	5.87%

XPEL Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019 and 2018
(Unaudited)

The following table summarizes the maturity of our operating lease liabilities as of March 31, 2019 :

2019	$1,053,429
2020	854,831
2021	749,165
2022	668,171
2023	577,662
Thereafter	1,373,520
Total operating lease payments	5,276,778
Less interest	(1,038,172)
Total operating lease liabilities	$4,238,606
Rent expense related to operating leases was approximately $270,197 for the three months ended March 31, 2018. Future minimum lease payments, under non-cancelable operating leases as of December 31, 2018 were as follows:

2019	$869,492
2020	736,169
2021	667,551
2022	601,593
2023	528,427
Thereafter	1,372,388
$4,775,620

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the board of directors of XPEL, Inc.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of XPEL, Inc. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Company’s auditor since 2017.

Minneapolis, Minnesota

March 12, 2019

XPEL, INC.
Consolidated Balance Sheets

	December 31, 2018	December 31, 2017
Assets
Current
Cash and cash equivalents	$3,971,226	$3,498,904
Accounts receivable, net	5,554,313	5,445,036
Inventory, net	10,799,611	10,520,794
Prepaid expenses and other current assets	706,718	774,762
Total current assets	21,031,868	20,239,496
Property and equipment, net	3,384,206	2,153,233
Intangible assets, net	3,804,026	3,562,772
Goodwill	2,322,788	1,856,642
Total assets	$30,542,888	$27,812,143
Liabilities
Current
Revolving line of credit	$—	$2,000,000
Current portion of notes payable	853,150	1,024,434
Accounts payable and accrued liabilities	6,292,093	9,718,833
Income tax payable	1,337,599	1,171,618
Total current liabilities	8,482,842	13,914,885
Deferred tax liability, net	478,864	474,440
Notes payable	968,237	927,432
Total liabilities	9,929,943	15,316,757
Stockholders’ equity
Preferred stock, $0.001 par value; authorized 10,000,000; none issued and outstanding	—	—
Common stock, $0.001 par value; authorized 100,000,000; as of December 31, 2018 and 2017, 27,612,597 issued and outstanding	27,613	27,613
Additional paid-in-capital	11,348,163	11,348,163
Accumulated other comprehensive loss	(1,190,055)	(596,683)
Retained earnings	10,617,253	1,904,719
	20,802,974	12,683,812
Non-controlling interest	(190,029)	(188,426)
Total stockholders’ equity	20,612,945	12,495,386
Total liabilities and stockholders’ equity	$30,542,888	$27,812,143
See notes to consolidated financial statements.

XPEL, INC.
Consolidated Statements of Income

	Year Ended December 31,
	2018	2017
Revenue
Product revenue	$95,526,350	$56,348,149
Service revenue	14,394,264	10,948,895
Total revenue	109,920,614	67,297,044

Cost of Sales
Cost of product sales	73,656,389	48,051,461
Cost of service	2,827,620	2,561,751
Total cost of sales	76,484,009	50,613,212
Gross Margin	33,436,605	16,683,832

Operating Expenses
Sales and marketing	6,802,241	4,945,390
General and administrative	14,802,628	9,526,937
Total operating expenses	21,604,869	14,472,327

Operating Income	11,831,736	2,211,505

Interest expense	168,389	328,402
Loss (gain) on sale of property, plant and equipment	25,733	(13,251)
Foreign exchange loss (gain)	156,309	(252,196)

Income before income taxes	11,481,305	2,148,550
Income tax expense	2,760,073	1,154,220
Net income	8,721,232	994,330
Income (loss) attributed to non-controlling interest	8,698	(53,001)
Net income attributable to stockholders of the Company	$8,712,534	$1,047,331

Earnings per share attributable stockholders of the Company
Basic and diluted	$0.32	$0.04
Weighted Average Number of Common Shares
Basic and diluted	27,612,597	27,326,261
See notes to consolidated financial statements.

XPEL, INC.
Consolidated Statements of Comprehensive Income

	Year Ended December 31,
	2018	2017
Other comprehensive income
Net income	$8,721,232	$994,330
Foreign currency translation	(603,673)	238,410
Total comprehensive income	8,117,559	1,232,740
Total comprehensive income attributable to:
Stockholders of the Company	8,119,162	1,268,409
Non-controlling interest	(1,603)	(35,669)
Total comprehensive income	$8,117,559	1,232,740
See notes to consolidated financial statements.

XPEL, INC.
Consolidated Statements of Changes in Stockholders’ Equity

Year ended December 31, 2018
	Common Stock		Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Equity attributable to Stockholders of the Company	Non-Controlling Interest	Total Stockholders’ Equity
	Shares	Amount
Balance as of December 31, 2016	25,784,950	$25,785	$8,774,478	$857,388	$(817,761)	$8,839,890	$(152,757)	$8,687,133
Issuance of common stock	1,827,647	1,828	2,611,701	—	—	2,613,529	—	2,613,529
Common stock issuance costs	—	—	(38,016)	—	—	(38,016)	—	(38,016)
Net income	—	—	—	1,047,331	—	1,047,331	(53,001)	994,330
Foreign currency translation	—	—	—	—	221,078	221,078	17,332	238,410
Balance as of December 31, 2017	27,612,597	27,613	11,348,163	1,904,719	(596,683)	12,683,812	(188,426)	12,495,386
Net income	—	—	—	8,712,534	—	8,712,534	8,698	8,721,232
Foreign currency translation	—	—	—	—	(593,372)	(593,372)	(10,301)	(603,673)
Balance as of December 31, 2018	27,612,597	$27,613	$11,348,163	$10,617,253	$(1,190,055)	$20,802,974	$(190,029)	$20,612,945
See notes to consolidated financial statements.

XPEL, INC.
Consolidated Statements of Cash Flows

	Year Ended December 31,
	2018	2017
Cash flows from operating activities
Net income	$8,721,232	$994,330
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	735,983	594,712
Amortization of intangible assets	642,801	537,334
Loss (gain) on sale of property and equipment	25,733	(13,251)
Bad debt expense	190,230	308,891
Deferred income tax	(86,218)	(221,873)
Accretion on notes payable	43,416	78,957

Changes in current assets and liabilities:
Accounts receivable	(261,256)	(788,524)
Inventory, net	11,148	(2,546,671)
Prepaid expenses and other current assets	132,682	(244,716)
Accounts payable and accrued liabilities	(3,635,246)	3,472,092
Income tax payable	276,280	846,175
Net cash provided by operating activities	6,796,785	3,017,456
Cash flows used in investing activities
Purchase of of property and equipment	(2,030,314)	(1,499,762)
Proceeds from sale of property, plant and equipment	155,277	39,500
Acquisition of subsidiaries, net of cash acquired and notes payable (Note 6)	(831,934)	(659,132)
Development of intangible assets	(386,985)	(207,787)
Net cash used in investing activities	(3,093,956)	(2,327,181)
Cash flows from financing activities
Net repayments on revolving credit agreement	(2,000,000)	(500,000)
Repayment of bank loan payable	(440,126)	(565,240)
Repayments of notes payable - acquisitions	(658,055)	(468,484)
Proceeds from issuance of common stock	—	2,613,529
Common share issuance costs	—	(38,016)
Net cash (used in) provided by financing activities	(3,098,181)	1,041,789
Net change in cash and cash equivalents	604,648	1,732,064
Foreign exchange impact on cash and cash equivalents	(132,326)	(94,249)
Increase in cash and cash equivalents during the period	472,322	1,637,815
Cash and cash equivalents at beginning of year	3,498,904	1,861,089
Cash and cash equivalents at end of year	$3,971,226	$3,498,904

Supplemental schedule of non-cash activities
Notes payable issued for acquisitions	$998,668	$382,141
Contingent consideration	$—	$157,724
Forgiveness of debt for acquired entities	$88,216	$—

Supplemental cash flow information
Cash paid for income taxes	$2,514,727	$452,173
Cash paid for interest	$86,417	$245,986
See notes to consolidated financial statements.

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

1.    SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION
Nature of Business - XPEL, Inc. (the “Company”) is based in San Antonio, Texas and sells, distributes, and installs after-market automotive products, including automotive paint protection film, headlight protection film, automotive window films and other related products.
The Company was incorporated in the state of Nevada, U.S.A. in October 2003 and its registered office is 618 W. Sunset Road, San Antonio, Texas, 78216.
Basis of Presentation - The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of XPEL, Inc. and its wholly owned or majority owned subsidiaries (“XPEL” or “the Company”). The ownership interest of non-controlling participants in subsidiaries that are not wholly-owned is included as a separate component of stockholders’ equity. The non-controlling participants’ share of the net income is included as “Income attributable to noncontrolling interest” on the Consolidated Statements of Income and Comprehensive Income. Intercompany accounts and transactions have been eliminated.
The functional currency for the Company is the United States dollar. The assets and liabilities of each of its foreign subsidiaries are translated int U.S dollars using the exchange rate at the end of the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period. Gains and losses from translations are recognized in foreign currency translation included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Foreign currency exchange gains and losses are recorded in other expense, net in the accompanying consolidated statements of income. The ownership percentages and functional currencies of the entities included in these consolidated financial statements are as follows:

Subsidiaries	Functional Currency	% Owned by XPEL, Inc.
XPEL, Ltd.	UK Pound Sterling	85%
Armourfend CAD, LLC	US Dollar	100%
XPEL Canada Corp.	Canadian Dollar	100%
XPEL B.V.	Euro	100%
XPEL de Mexico S. de R.L. de C.V.	Peso	100%
XPEL Acquisition Corp.	Canadian Dollar	100%
Protex Canada, Inc.	Canadian Dollar	100%
Apogee Corp.	New Taiwan Dollar	100%
Fiscal Year - The Company’s fiscal year ends on December 31. We report our interim quarterly periods on a calendar quarter basis.
Segment Reporting - Management has concluded that our chief operating decision maker (CODM) is our chief executive officer. The Company’s CODM reviews the entire organization’s consolidated results as a whole on a monthly basis to evaluate performance and make resource allocation decisions. Management views the Company’s operations and manages its business as one operating segment.
Use of Estimates - The preparation of these consolidated financial statements in conformity to U.S. GAAP requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and underlying assumptions are reviewed on an ongoing basis. Actual outcomes may differ from these estimates under different assumptions and conditions.

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

Foreign Currency Translation - The financial statements of subsidiaries located outside of the U.S. are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average monthly rates of exchange. The resultant translation adjustments are included in accumulated other comprehensive income, a separate component of stockholders’ equity.
Cash and Cash Equivalents - Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less at the date of purchase. The balance, at times, may exceed federally insured limits.
Accounts Receivable - Accounts receivable are shown net of an allowance for doubtful accounts of $133,696 and $308,660 as of December 31, 2018 and 2017, respectively. The Company evaluates the adequacy of its allowances by analyzing the aging of receivables, customer financial condition, historical collection experience, the value of any collateral and other economic and industry factors. Actual collections may differ from historical experience, and if economic, business or customer conditions deteriorate significantly, adjustments to these reserves may be required. When the Company becomes aware of factors that indicate a change in a specific customer’s ability to meet its financial obligations, the Company records a specific reserve for credit losses.
Inventory - Inventory is comprised of film, film based products and supplies which are valued at lower of cost or net realizable value, with cost determined on a weighted average cost basis. We provide reserves for discontinued and excess inventory based upon historical demand, forecasted usage, estimated customer requirements and product line updates. As of December 31, 2018 and 2017, inventory reserves were $185,056 and $243,888, respectively.
Property, Plant and Equipment - Property and equipment are recorded at cost, except property and equipment acquired in connection with the Company’s business combinations, which are recorded at fair value on the date of acquisition. Expenditures which improve or extend the life of the respective assets are capitalized, whereas expenditures for normal repairs and maintenance are charged to operations as incurred. Depreciation expense is computed using the straight-line method as follows:

Furniture and fixtures	- 5 years
Computer equipment	- 3-4 years
Vehicles	- 5 years
Equipment	- 5-7 years
Leasehold improvements	- shorter of lease term or estimate useful life
Plotters	- 4 years
The following table presents geographic property, plant and equipment, net by region as of December 31:

	2018	2017
United States	$2,288,792	$1,429,829
Canada	421,588	153,206
Europe	475,345	554,236
Other	198,481	15,962
Consolidated	$3,384,206	$2,153,233
Goodwill -  Goodwill represents the excess purchase price over the fair value of tangible net assets acquired in business combinations after amounts have been allocated to intangible assets. Goodwill is not

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

amortized, but is reviewed for impairment during the last quarter of each year, or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, using a discounted cash flow model and comparable market values of each reporting segment. The Company uses push down accounting for acquired assets, and goodwill balances are assessed at the subsidiary level. Measuring the fair value of reporting units is a Level 3 measurement under the fair value hierarchy. See Note 12, Fair Value Measurements, for a discussion of levels.
The following table presents geographic Goodwill by region as of December 31:

	2018	2017
United States	$617,334	$490,788
Canada	1,701,826	1,365,854
Other	3,628	—
Consolidated	$2,322,788	$1,856,642
Intangible Assets - Intangible assets consist primarily of software, customer relationships, trademarks and non-compete agreements. These assets are amortized on a straight-line basis over the period of time in which their expected benefits will be realized. Indefinite-lived trade names are not amortized but are tested at least annually for impairment. No impairment losses were recorded within the years ended December 31, 2018 and 2017.
The following table presents geographic Intangible assets, net by region as of December 31:

	2018	2017
United States	$1,891,479	$1,775,273
Canada	1,652,347	1,787,499
Europe	1,773	—
Other	258,427	—
Consolidated	$3,804,026	$3,562,772
The following table presents the anticipated useful lives of intangible assets:

Trademarks	- 10 years
DAP software platform	- 5 years
Trade name	- 10-15 years
Contractual and customer relationships	- 9-10 years
Non-compete	- 3-5 years
Other	- 10 years
Impairment of Long-Lived Assets - The Company reviews and evaluates long-lived assets for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted expected future cash flows are not sufficient to recover an asset’s carrying amount, the fair value is compared to the carrying value to determine the impairment loss to be recorded. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less the cost to sell. Fair values are determined by independent appraisals or expected sales prices based upon market participant data developed by third party professionals or by internal licensed real estate professionals. Estimates of future cash flows and expected sales prices are judgments based upon the Company’s experience and knowledge of operations. These estimates project cash flows several years into the future and are affected by changes in the economy, real estate market conditions and inflation.

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

There were no impairment charges recorded for identifiable intangible assets in any year presented.
Revenue Recognition - Our revenue is comprised primarily of product and services sales where we act as principal to the transaction.  All revenue is recognized when the Company satisfies its performance obligation(s) by transferring the promised product or service to our customer when our customer obtains control of the product or service, with the majority of our revenue being recognized at a point in time. A performance obligation is a promise in a contract to transfer a distinct product or service to a customer. A contract’s transaction price is allocated to each distinct performance obligation. Revenue is recorded net of returns and allowances. Sales, value add, and other taxes collected from customers and remitted to governmental authorities are accounted for on a net (excluded from revenues) basis. Shipping and handling costs are accounted for as a fulfillment obligation, on a net basis, and are included in cost of sales. See Note 2, Revenue Recognition, for additional accounting policies and transition disclosures.
Research and Development - Research costs are charged to operations when incurred. Software development costs, including costs associated with developing software patterns, are expensed as incurred unless the Company incurred these expenses in the development of a a new product or long-lived asset. Research and development costs were $223,886 and $0 in the years ended December 31, 2018 and 2017, respectively.
Advertising costs - Advertising costs are charged to operations when incurred. Advertising costs were $572,218 and $286,442 in the years ended December 31, 2018 and 2017, respectively.
Provisions and Warranties - We provide a warranty on our products. Liability under the warranty policy is based on a review of historical warranty claims. Adjustments are made to the accruals as claims data experience warrant. Our liability for warranties as of December 31, 2018 and 2017, was $70,250 and $95,882, respectively.
Income Taxes - Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred and other tax assets and liabilities.
Accumulated Other Comprehensive Income (Loss) (“AOCI”) - The Company reports comprehensive income (loss) that includes net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to expenses, gains and losses that are not included in net earnings. These amounts are also presented in the consolidated statements of comprehensive income. As of December 31, 2018 and December 31, 2017, AOCI relates to foreign currency translation adjustments.
Earnings Per Share - Basic earnings per share amounts are calculated by dividing net income for the year attributable to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated by dividing the net income attributable to common stockholders by the weighted average number of shares outstanding during the period plus the weighted average number of shares that would be issued on the conversion of all the dilutive potential ordinary shares into common shares.
Business Combinations - Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. Acquisition-related expenses are

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

recognized separately from the business combination and are recognized as general and administrative expense as incurred.
Fair Value - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

Level 1:	Valuation is based on observable inputs such as quoted market prices (unadjusted) for identical assets or liabilities in active markets.
Level 2:
Valuation is based on inputs such as quoted market prices for similar assets or liabilities in active markets or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Valuation is based upon other unobservable inputs that are significant to the fair value measurement.
In making fair value measurements, observable market data must be used when available. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.
RECENTLY ADOPTED ACCOUNTING STANDARDS
On January 1, 2018, we adopted Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers”, and all related amendments, using the full retrospective transition method. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Topic 606 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most prior revenue recognition guidance. This new standard requires an entity to recognize revenue for the transfer of promised goods or services to a customer in an amount that reflects the consideration that the entity expects to receive and consistent with the delivery of the performance obligation described in the underlying contract with the customer. There was no impact to the amount or timing of revenue that the Company had recognized in prior periods.
In November 2016, the FASB issued new standards on the statement of cash flows and restricted cash that change the presentation of restricted cash and cash equivalents on the statement of cash flows. Restricted cash and restricted cash equivalents will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. We adopted this standard effective January 1, 2017. The adoption of this standard did not have a material effect on the consolidated financial statements.
In January 2017, the FASB issued ASU 2017-01, “Business Combinations – Clarifying the Definition of a Business.” ASU 2017-01 narrows the definition of a business and provides a screen to determine when a set of the three elements of a business – inputs, processes, and outputs – are not a business. The screen requires that when substantially all the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. If the screen is not met, the amendments (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. The amendments provide a framework to assist entities in evaluating whether both an input and a substantive process are present. We adopted this standard effective January 1, 2017. The adoption of this standard did not have a material effect on the consolidated financial statements.

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

In January 2017, the FASB issued new guidance on goodwill impairment intended to simplify the testing for goodwill impairment by the elimination of Step 2 in the determination on whether goodwill should be considered impaired. The annual and/or interim assessments are still required to be completed. This guidance is effective for fiscal years (including interim periods) beginning after December 15, 2019, which is the Company’s fiscal year ending December 31, 2020. We adopted this standard effective January 1, 2017. The adoption of this standard did not have a material effect on the consolidated financial statements.
RECENT ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED
In February 2016, the Financial Accounting Standards Board issued ASU 2016-02, “Leases” (“the new lease standard” or “ASC 842”), which requires an entity to recognize both assets and liabilities arising from financing and operating leases, along with additional qualitative and quantitative disclosures. The new lease standard requirements are effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and early adoption is permitted. The Company has begun evaluating the new lease standard, including the review and implementation of the necessary changes to our existing processes and systems that will be required to implement this new standard. While we are unable to quantify the impact at this time, we expect the primary impact to our consolidated financial position upon adoption will be the recognition, on a discounted basis, of our minimum commitments under noncancelable operating leases on our consolidated balance sheets resulting in the recording of right of use assets and lease obligations. While the Company is still in the process of evaluating the effect of adoption on our financial statements, it is expected the adoption of this standard will lead to a material increase in the assets and liabilities recorded on the consolidated balance sheets. The Company expects to use the effective date of this standard as the date of initial application with no retrospective adjustments to prior comparative periods.
In August 2018, the FASB issued ASU 2018-15, “Intangibles – Goodwill and Other – Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract” in order to provide additional guidance on the accounting for costs of implementation activities performed in a cloud computing arrangement that is a service contract. This is an amendment to ASU 2015-05, “Intangibles—Goodwill and Other—Internal-Use Software: Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company is still assessing this guidance and the impact it will have on its consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Changes to the Disclosure Requirements for Fair Value Measurement, to amend the disclosure requirements related to fair value measurements. These amendments include, but are not limited to, additional disclosures related to the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The standard has an effective date for annual periods beginning after December 15, 2019, and interim periods within those annual periods, with early adoption permitted. The Company is still assessing this guidance and the impact it will have on its consolidated financial statements.

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

2.    REVENUE
Revenue recognition
The Company recognizes revenue when it satisfies a performance obligation by transferring control of the promised goods and services to a customer, in an amount that reflects the consideration that it expects to receive in exchange for those goods or services. This is achieved through applying the following five-step model:

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, the Company satisfies a performance obligation
The Company generates substantially all of its revenue from contracts with customers, whether formal or implied. Sales taxes collected from customers are remitted to the appropriate taxing jurisdictions and are excluded from sales revenue as the Company considers itself a pass-through conduit for collecting and remitting sales taxes, with the exception of taxes assessed during the procurement process of select inventories. Shipping and handling costs are included in cost of sales.
Revenues from product and services sales are recognized when control of the goods is transferred to the customer which occurs at a point in time typically upon shipment to the customer or completion of the service. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments.
Based upon the nature of the products the Company sells, its customers have limited rights of return which are immaterial. Discounts provided by the Company to customers at the time of sale are recognized as a reduction in sales as the products are sold.
Warranty obligations associated with the sale of our products are assurance-type warranties that are a guarantee of the product’s intended functionality and, therefore, do not represent a distinct performance obligation within the context of the contract. Warranty expense is included in cost of sales.
We apply a practical expedient to expense direct costs of obtaining a contract when incurred because the amortization period would have been one year or less.
Under its contracts with customers, the Company stands ready to deliver product upon receipt of a purchase order. Accordingly, the Company has no performance obligations under its contracts until its customers submit a purchase order. The Company does not enter into commitments to provide goods or services that have terms greater than one year. In limited cases, the Company does require payment in advance of shipping product. Typically, product is shipped within a few days after prepayment is received. These prepayments are recorded as contract liabilities on the consolidated balance sheet and are included in Accounts payable and accrued liabilities (Note 10). As the performance obligation is part of a contract that has an original expected duration of less than one year, the Company has applied the practical expedient under ASC 606 to omit disclosures regarding remaining performance obligations.
When the Company transfers goods or services to a customer, payment is due - subject to normal terms - and is not conditional on anything other than the passage of time. Typical payment terms range from due upon receipt to 30 days, depending on the type of customer and relationship. At contract inception, the Company expects that the period of time between the transfer of goods to the customer and when the customer pays for those goods will be less than one year, which is consistent with the Company’s standard payment terms. Accordingly, the Company has elected the practical expedient under ASC 606 to not adjust

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

for the effects of a significant financing component. As such, these amounts are recorded as receivables and not contract assets.
The Company had no material contract assets or liabilities for any period presented.
The table below sets forth the disaggregation of revenue by product category:

	Year Ended December 31,
	2018	2017
Product Revenue
Paint protection film	$85,495,382	$49,489,430
Window film	7,309,773	5,103,080
Other	2,721,195	1,755,639
Total	95,526,350	56,348,149

Service Revenue
Software	$2,566,960	2,820,709
Cutbank credits	6,197,250	4,145,745
Installation labor	5,211,633	3,709,517
Training	418,421	272,924
Total	14,394,264	10,948,895

Total	$109,920,614	$67,297,044
Because many of our international customers require us to ship their orders to freight forwarders located in the United States, we cannot be certain about the ultimate destination of the product. The following table represents our estimate of sales by geographic regions based on our understanding of ultimate product destination based on customer interactions, customer locations and other factors:

	Year Ended December 31,
	2018	2017
United States	$46,077,624	$33,134,851
China	32,279,335	11,873,582
Canada	15,146,869	10,693,002
Continental Europe	5,734,925	2,751,718
United Kingdom	2,725,925	1,690,664
Asia Pacific	2,754,495	2,293,285
Latin America	1,799,180	829,378
Middle East/Africa	2,806,502	3,331,376
Other	595,759	699,188
Total	$109,920,614	$67,297,044
Our largest customer accounted for 29.2% and 17.0% of our net sales during the year ended December 31, 2018 and 2017, respectively.

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

3.    PROPERTY AND EQUIPMENT
Property and equipment consists of the following:

	December 31, 2018	December 31, 2017
Furniture and fixtures	$956,467	$691,799
Computer equipment	939,979	729,288
Vehicles	730,765	647,200
Equipment	1,079,503	895,223
Leasehold improvements	941,627	696,023
Plotters	544,080	392,111
Construction in Progress	646,576	—
Total property and equipment	5,838,997	4,051,644
Less accumulated depreciation	2,454,791	1,898,411
Property and equipment, net	$3,384,206	$2,153,233
Depreciation expense for the years ended December 31, 2018 and 2017 was $735,983 and $594,712, respectively.
4.    INTANGIBLE ASSETS
For the years ended December 31, 2018 and 2017, intangible assets are comprised of the following balances:

	December 31,
	2018	2017
Trademarks	$289,734	$286,812
DAP software platform	1,635,731	1,244,397
Trade name	457,766	465,670
Contractual and customer relationships	2,947,264	2,496,963
Non-compete	261,914	274,074
Other	150,267	148,135
Total cost	5,742,676	4,916,051
Less: Accumulated amortization	1,938,650	1,353,279
Intangible assets, net	$3,804,026	$3,562,772
Amortization expense for the years ended December 31, 2018 and 2017 was $642,801 and $537,334, respectively. Based on the carrying value of definite-lived intangible assets as of December 31, 2018, we estimate our future amortization expense will be as follows:

2019	$674,772
2020	577,263
2021	487,205
2022	426,043
2023	392,190
Thereafter	$1,246,553

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

5.    GOODWILL
The following table summarizes goodwill transactions for the years ended December 31, 2018 and 2017:.

Balance December 31, 2016	$1,365,158
Additions	406,013
Foreign Exchange	85,471
Balance December 31, 2017	1,856,642
Additions	576,173
Foreign Exchange	(110,027)
Balance December 31, 2018	$2,322,788
6.    ACQUISITION OF BUSINESSES
The Company completed the following acquisitions during the years ended December 31, 2018 and 2017:

Acquisition Date	Name/Location/Description	Purchase Price	Acquisition Type	Acquisition Purpose
April 1, 2017	Stratashield Customs, LLC, Dallas, TX, USA - Paint protection and window film installation shop	$175,000	Asset Purchase	Local market expansion
November 1, 2017	Transguard, Inc., Boise, ID, USA -Paint protection and window film installation shop	$207,724	Asset Purchase	Local market expansion
November 30, 2017	Protex Canada, Inc., Montreal, Quebec, Canada - Paint protection and window film franchisor	$816,273	Share Purchase	Add distribution channel
April 1, 2018	9352-4692, Quebec, Inc., Quebec City, Quebec, Canada - Paint protection and window film installation shop	$87,248	Share Purchase	Local market expansion
June 1, 2018	eShields, LLC, La Verne, CA, USA - Antimicrobial film distributor	$496,982	Asset Purchase	Product line expansion
August 1, 2018	9341-9182 Quebec, Inc., Pointe Claire, Quebec, Canada - Paint protection and window film installation shop	$363,239	Share Purchase	Local market expansion
August 1, 2018	9846905 Canada, Inc., Calgary, Alberta, Canada - Paint protection and window film installation shop	$332,798	Share Purchase	Local market expansion
November 1, 2018	Apogee, Corp., Yilan City, Yilan County, Taiwan - Paint protection and window film distributor	$638,552	Share Purchase	Local market expansion

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

The total purchase price for acquisitions completed during the years ended December 31, 2018 and 2017 are as follows:

	December 31,
	2018	2017
	2018 Acquisitions	Protex Canada, Inc.	Other 2017 Acquisitions	Total
Purchase Price
Cash	$831,934	$434,132	$225,000	$659,132
Promissory note	998,668	382,141	—	382,141
Contingent payable agreements	—	—	157,724	157,724
Forgiveness of debt	88,216	—	—	—
	$1,918,818	$816,273	$382,724	$1,198,997

Allocation
Cash	$41,407	$32,378	$409	$32,787
Accounts receivable	155,434	44,454	767	45,221
Inventory	494,663	17,843	5,963	23,806
Prepaid expenses and other assets	78,631	10,142	—	10,142
Property and equipment	167,622	30,339	7,500	37,839
Non-compete	—	—	15,000	15,000
Customer relationships	609,751	444,985	173,000	617,985
Trade name	—	187,607	—	187,607
Goodwill	576,173	215,516	190,497	406,013
Accounts payable	(126,715)	(69,866)	(4,065)	(73,931)
Other accrued liabilities	(78,148)	(97,125)	(6,347)	(103,472)
	$1,918,818	$816,273	$382,724	$1,198,997
Intangible assets acquired in 2018 have estimated useful lives of 9 years with the same weighted average life. Intangible assets acquired in the Protex acquisition have useful lives of between 9 and 15 years with a weighted average amortization period of 10 years. Acquired intangible assets for other 2017 acquisitions have estimated useful lives of between 5 and 9 years with a weighted-average amortization period of 8 years.
Goodwill for these acquisitions relates to the expansion into new geographical areas as well as the addition of a new distribution channel. The goodwill represents the acquired employee knowledge of the various markets, distribution knowledge by the employees of the acquired businesses, as well as the expected synergies resulting from the acquisitions.
Acquisition costs incurred related to these acquisitions were immaterial and were included in selling, general and administrative expenses.
The Company entered into contingent payable agreements in conjunction with a 2017 acquisition. According to this agreement, the Company will make future payments for the acquired business if certain revenue thresholds were met by the acquired entity. The maximum amount that can be paid under this arrangement is $157,724. These liabilities are recorded within accounts payables and accrued liabilities as of December 31, 2018 and 2017.

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

The acquired companies were consolidated into our financial statements on their respective acquisition dates. The amount of revenue and operating income of Protex Canada, Inc consolidated into our financial statements for the year ended December 31, 2017 was $138,807 and $34,314, respectively. The aggregate revenue and operating income (loss) of our other 2017 acquisitions consolidated into our financial statements since the respective dates of acquisition were $202,483 and ($98,544), respectively. The aggregate revenue and operating income (loss) of our other 2018 acquisitions consolidated into our financial statements since the respective dates of acquisition were $613,701 and 43,030, respectively.. The following unaudited financial information presents our results, including the estimated expenses relating to the amortization of intangibles purchased, as if the acquisitions during the years ended December 31, 2018 and 2017 had occurred on January 1, 2018 and 2017, respectively:

	Twelve Months Ended
	December 31,
	2018 (Unaudited)	2017 (Unaudited)
Revenue	$111,048,518	$70,596,459
Net income	$8,480,919	$1,027,217
The pro forma unaudited results do not purport to be indicative of the results which would have been obtained had the acquisition been completed as of the beginning of the earliest period presented or of results that may be obtained in the future. In addition, they do not include any benefits that may result from the acquisition due to synergies that may be derived from the elimination of any duplicative costs.
7.    DEBT
BANK TERM NOTE PAYABLE
In 2015, the Company entered into a loan agreement with the Company’s primary lender, The Bank of San Antonio, to help fund its acquisition of its Canadian business in the principle amount of $1,900,000. This loan had a fixed interest rate of 4.25% and matured on September 3, 2018 at which time it was fully paid. The Bank of San Antonio was granted a security interest in substantially all of the Company’s current and future assets.
REVOLVING FACILITIES
The Company has entered into a $8,500,000 revolving line of credit agreement with The Bank of San Antonio to support its continuing working capital needs. The Bank of San Antonio has been granted a security interest in substantially all of the Company’s current and future assets. The line of credit has a variable interest rate of the Wall Street Journal prime rate plus 0.75% with a floor of 4.25% and matures on May 5, 2020. The interest rate at December 31, 2018 and 2017 was 6.25% and 5.25%, respectively. As of December 31, 2018, no balance was outstanding on this line. As of December 31, 2017, the balance outstanding on this line was $2,000,000.
The credit agreement contains customary covenants including covenants relating to complying with applicable laws, delivery of financial statements, payment of taxes and maintaining insurance. The credit agreement also requires that  XPEL must maintain debt service coverage (EBITDA divided by the current portion of long-term debt +interest) of 1.25:1 and debt to tangible net worth of 4.0:1 on a rolling four quarter basis. The credit agreement also contains customary events of default including the failure to make payments of principal and interests, the breach of any covenants, the occurrence of a material adverse change, and certain bankruptcy and insolvency events.
At December 31, 2018 and 2017, the Company was in compliance with all debt covenants.

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

XPEL Canada, Corp., a wholly owned subsidiary of XPEL, Inc. has also entered into a CAD $4,500,000 revolving line of credit agreement with HSBC Bank Canada to support its continuing working capital needs. The line has a variable interest rate of the HSBC Canada Bank’s prime rate plus 0.25%. The interest rate at December 31, 2018 was 5.75%. As of December 31, 2018, no balance was outstanding on this line of credit. This facility is guaranteed by the parent company.
NOTES PAYABLE – ACQUISITIONS
As part of its acquisition strategy, the Company uses a combination of cash and unsecured non-interest bearing promissory notes payable to fund its business acquisitions. The Company issued non-interest bearing notes with fair values of $998,668 and $382,141 in relation to acquisition activity in the years ended December 31, 2018 and 2017, respectively. The Company discounts the promissory note to fair value using market interests rates at the time of the acquisition. See Note 6, “Acquisition of Businesses” for a more details.
Notes payable are summarized as follows:

	Weighted Average Interest Rate	Matures	December 31,
			2018	2017
Bank Term Note Payable	4.25%	—	$—	$440,126
Acquisition Notes Payable	4.49%	2022	1,821,387	1,511,740
Total Debt			1,821,387	1,951,866
Current Portion			853,150	1,024,434
Total Long-term debt			$968,237	$927,432
The approximate future principal payments on the notes payable are as follows:

2019	$853,150
2020	612,523
2021	355,551
2022	115,446
2023	—
Thereafter	—
$1,936,670
The approximate future principal payments include $115,283 which will be recognized as interest expense and represent the difference between the fair value and carrying value.
8.    EMPLOYEE BENEFIT PLAN
The Company sponsors defined contribution plans for substantially all employees. Annual Company contributions under the plans are discretionary. Company contribution expense during the years ended December 31, 2018 and 2017 was $124,431 and $65,132, respectively.

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

9.    INVENTORIES
The components of inventory are summarized as follows:

	December 31, 2018	December 31, 2017
Film and film based products	$9,399,067	$9,781,486
Other products	1,264,862	750,657
Packaging and supplies	320,738	232,539
Inventory Reserve	(185,056)	(243,888)
	$10,799,611	$10,520,794
10.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The following table presents significant accounts payable and accrued liability balances as of December 31,

	2018	2017
Trade payables	$3,905,187	$6,475,224
Payroll liabilities	1,194,237	304,741
Customer deposits	136,213	1,701,356
Other liabilities	1,056,456	1,237,512
	$6,292,093	$9,718,833
11.    CAPITAL STOCK
Issued and outstanding – common shares:

	Number of shares	Amount
Balance, December 31, 2016	25,784,950	$25,785
Issuance of common shares	1,827,647	1,828
Balance, December 31, 2017	27,612,597	$27,613
Issuance of common shares	—	—
Balance, December 31, 2018	27,612,597	$27,613
During the year ended December 31, 2017, the Company announced its intention to issue, by way of a non-brokered private placement up to 2,097,903 of its Common Shares at a purchase price of $1.43 USD per share for gross proceeds of up to $3,000,000. The Company completed a first tranche of this private placement in February 2017 resulting in the issuance of 1,659,182 Common Shares at a price of $1.43 USD per share for gross proceeds of $2,372,630. In connection with this offering,1,260,000 Common Shares were issued to certain directors and officers of the Company.
In March 2017 the Company completed a second tranche of this private placement resulting in the issuance of an additional 168,465 Common Shares at a price of $1.43 USD per share for gross proceeds of $240,899.
Total direct issuance costs related to this private placement were $38,016.

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

12.    STOCK OPTIONS
The Company has an Incentive Stock Option Plan (the “Plan”). The Plan provides for options to be granted to the benefit of employees, directors and third parties. The maximum number of shares allocated to and made available to be issued under the Plan shall not exceed 10% of the common shares issued and outstanding (on a non-diluted basis) at any time. The exercise price of options granted under the Stock Option Plan will be determined by the directors, but will at least be equal to the closing trading price of the common shares on the last trading day prior to the grant and otherwise the fair market price as determined by the Board of Directors. The term of any option granted shall not exceed ten years. Except as otherwise provided elsewhere in the Stock Option Plan, the options shall be cumulatively exercisable in installments over the option period at a rate to be fixed by the Board of Directors. The Company will not provide financial assistance to any optionee in connection with the exercise of options. The Company has not issued stock options during the years ended December 31, 2018 and 2017, respectively.
13.    FAIR VALUE MEASUREMENTS
Financial instruments include cash and cash equivalents (level 1), accounts receivable, accounts payable and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate fair value because of the near-term maturities of these financial instruments. For discussion of the fair value measurements related to goodwill refer to Note 5, Goodwill. At December 31, 2018 and 2017, the book value and estimated fair value of the Company’s debt instruments were as follows:

Notes payable	December 31, 2018	December 31, 2017
Current maturities of notes payable	$853,150	1,024,434
Long-term portion of notes payable	968,237	927,432
Fair Value of notes payable	$1,821,387	$1,951,866
The estimated fair value of debt is based on market quotes for instruments with similar terms and remaining maturities (Level 2 inputs and valuation techniques).
ASC 820 prioritizes the inputs to valuation techniques used to measure fair value into the following hierarchy:
Level 1 – Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Inputs other than the quoted prices in active markets that are observable either directly or indirectly, including: quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs that are supported by little or no market data and require the reporting entity to develop its own assumptions.

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

14.    INCOME TAXES
Income before income taxes classified by source of income was as follows:

	2018	2017
Domestic	$10,008,013	$2,719,855
International	1,473,292	$(571,305)
Income before income taxes	$11,481,305	$2,148,550
On December 22, 2017, the 2017 Tax Cut and Jobs Act (the “Tax Act”) was enacted into law and the new legislation contains several key tax provisions, including a one-time mandatory transition tax on accumulated foreign earnings and a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the estimated transition tax, re-measuring our U.S. deferred tax assets and liabilities at a 21% rate as well as reassessing the net realizability of our deferred tax assets and liabilities. The amount of this one-time transition tax was not material. The provisional amount related to the re-measurement of our deferred tax balance was $0.1 million.
In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118) which allows companies to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation was yet to be issued, our accounting of the deferred tax re-measurements were incomplete as of December 31, 2017. The 2017 Federal corporate income tax return was filed in fourth quarter of 2018. The final analysis and impact of the Tax Act is reflected in the tax provision and related tax disclosures for the year ended December 31, 2018. There were no material differences to the originally estimated $0.1 million remeasurement of our net deferred tax balances.
In January 2018, the FASB released guidance on the accounting for tax on the global intangible low-taxed income ("GILTI") provisions of the Tax Act. The GILTI provisions impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. The guidance indicates that either accounting for deferred taxes related to GILTI inclusions or treating any taxes on GILTI inclusions as period cost are both acceptable methods subject to an accounting policy election. For the year ended December 31, 2018, the Company has elected to treat any potential GILTI inclusions as a period cost.

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

Income Tax Expense
The provision for income taxes differs from the United States federal statutory rate as follows:

	2018	2017
Income before income taxes	$11,481,305	$2,148,550
Statutory rate	21%	34%
	2,411,074	730,507

State taxes net of federal benefit	183,468	49,533
Nondeductible/nontaxable items	—	71,585
Foreign tax rate differential	81,474	151,085
Change in deferred tax rate		(100,654)
Return to provision estimated revision	—	87,596
Other - net	84,057	164,568
Income tax expense	$2,760,073	$1,154,220
The foreign tax rate differential reflects the impact of the differences in our various international tax rates and our US statutory rate.
The components of the income tax provision (benefit) are as follows:

	Years ended December 31
	2018	2017
Current Income Tax Expense/(Benefit)
Federal	$2,182,415	$1,039,363
Foreign	431,638	261,680
State	232,238	75,050
Total Current Income Tax Expense/(Benefit)	2,846,291	1,376,093
Deferred Income Tax Expense/(Benefit)
Federal	(65,801)	7,503
Foreign	(20,417)	(229,376)
Total Deferred Income Tax Expense/(Benefit)	(86,218)	(221,873)
Total	$2,760,073	$1,154,220

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred income taxes are as follows:

	Years ended December 31
	2018	2017
DEFERRED TAX ASSETS:
Allowance for Doubtful Accounts	$16,823	$27,868
263(A) Adjustment	17,421	15,779
Accrued Expenses	9,485	—
Inventory Reserve	34,978	—
Accretion of Acquisition Notes	8,156	—
State Tax Credit	48,770	—
NOL Carryforward and Other	249,772	352,743
Deferred tax assets	385,405	396,390
Less valuation allowance	—	—
Total deferred tax assets	$385,405	$396,390

DEFERRED TAX LIABILITIES:
Fixed and Intangible Assets	$824,822	$811,642
Unrealized Gain	14,146	30,197
Accretion	8,639	—
Allowance for Doubtful Accounts	16,662	28,991
Total deferred tax liabilities	864,269	870,830
Total net deferred tax assets/(liabilities)	$(478,864)	$(474,440)
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company regularly assesses the likelihood tha the deferred tax assets will be recovered from future taxable income. The Company considers projected future taxable income and ongoing tax planning strategies, then records a valuation allowance, if deemed necessary, to reduce the carrying value of the net deferred taxes to an amount that is more likely than not able to be realized. Based upon the Company’s assessment of all available evidence, including the previous two years of taxable income and loss after permanent items, estimates of future profitability, and the Company’s overall prospects of future business, the Company determined that it is more likely than not that the Company will realize all of its deferred tax assets in the future. The Company will continue to assess the potential realization of deferred tax assets on an annual basis, or an interim basis if circumstances warrant. If the Company’s actual results and updated projections vary significantly from the projections used as as basis for this determination, the Company may need to change the valuation allowance against the gross deferred tax assets.
The Company, through XPEL Ltd. and XPEL B.V., has net operating losses of approximately $1,112,785 and $566,396, respectively, available to apply against future taxable income. The losses in XPEL Ltd. have no expiration date. If not utilized, the net operating losses in XPEL B.V. will expire in 2027.
Uncertain Tax Positions
The Company recognizes the tax effects of an uncertain tax position only if it is more likely than not to be sustained based solely upon its technical merits at the reporting date. Interest and penalties associated with unrecognized tax benefits are recorded within income tax expense. The unrecognized tax benefit is the difference between the tax benefit recognized and the tax benefit claimed on the Company’s income tax

XPEL Inc.
Notes to Consolidated Financial Statements
December 31, 2018 and 2017

return. The Company has reviewed its prior year returns and believes that all material tax positions in the current and prior years have been analyzed and properly accounted for and that the risk that additional material uncertain tax positions have not been identified is remote.
Goodwill and other intangibles acquired in taxable asset purchases are amortized for tax purposes over allowable periods as prescribed by applicable regulatory jurisdictions.
The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company is still subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years 2011 and after. There are no on-going or pending IRS, state or foreign examinations.
15.    COMMITMENTS AND CONTINGENCIES

(a)	Operating Lease Commitment
The Company has entered into lease agreements for premises housing warehousing, installation, administrative, and sales operations. The remaining term for these leases ranges from between one to ten years. Monthly payments for these agreements range between $1,295 and $18,591. Rent expense incurred for the years ended December 31, 2018 and 2017 was $1,209,208 and $796,497, respectively. The combined future minimum payments for the following five years are as follows:

2019	$869,492
2020	736,169
2021	667,551
2022	601,593
2023	528,427
Thereafter	1,372,388
$4,775,620

(b)	Contingencies
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Management also has determined that the likelihood of any litigation and claims having a material impact on our results of operations, cash flows or financial position is remote.

(c)	Supply Agreement
Through our Amended and Restated Supply Agreement that we entered into with our primary supplier in March 2017, we have exclusive rights to commercialize, market, distribute and sell its automotive aftermarket products through March 21, 2020, which term automatically renews for successive two year periods thereafter unless terminated at the option of either party with two months’ notice. During such term, we have agreed to use commercially reasonable efforts to purchase a minimum of $5,000,000 of products quarterly from this principal supplier, with a yearly minimum purchasing requirement of $20,000,000.

EXHIBITS

Number	Description
3.1	Articles of Incorporation of the Company, filed with the Nevada Secretary of State on October 14, 2003.**

3.2	Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Nevada Secretary of State on December 29, 2003.**

3.3	Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Nevada Secretary of State on June 3, 2018.**

3.4	Amended and Restated Bylaws of the Company, effective as of May 11, 2018.**

4.1	Form of Common Stock Certificate.**

10.1	Business Loan Agreement, dated as of August 5, 2017, between XPEL Technologies Corp., as borrower, and The Bank of San Antonio, as lender.*

10.2
Change in Terms Agreement, dated as of May 5, 2018, modifying that certain Business Loan Agreement dated as of August 5, 2017, between XPEL Technologies, Corp., as borrower, and The Bank of San Antonio, as lender.*

10.3	Credit Facility Letter, dated September 11, 2018, by and among XPEL Canada Corp., as borrower, XPEL, Inc., as guarantor, and HSBC Bank Canada, as lender.*

10.4	Amended and Restated Supply Agreement by and between XPEL Technologies Corp., and entrotech, inc.**

10.5	Distribution Agreement dated May 31, 2018 by and between the Company and Shanghai Xing Ting Trading Co., Ltd.*

10.6	Stock Option Plan of the Company.**

14.1	Code of Business Conduct and Ethics.**

21.1	Subsidiaries of the Company.**
_______________

*	Filed herewith

**	Previously filed

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SIGNATURES
 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

XPEL, Inc. (Registrant)

	By:	/s/ Barry R. Wood
Barry R. Wood
Senior Vice President and Chief Financial Officer
May 30, 2019		(Authorized Officer and Principal Financial and Accounting Officer)

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